Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___February___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                  This Form 6-K consists of the following:


Press Release dated February 17, 2006 of the Fourth Quarter Results

______________________________________________________________________________

    TELUS Reports Fourth Quarter Results

    2005 financial guidance achieved despite impact of labour disruption in West

    VANCOUVER, Feb. 17 - TELUS Corporation (TSX: T and T.NV / NYSE: TU) today reported for the fourth quarter of 2005 revenues of $2.1 billion that increased 6% from a year ago due to continued strong wireless performance, including record wireless net additions. Operating earnings (EBITDA) were down 4% due to higher temporary expenses associated with the extended labour disruption in Western Canada that ended in late November. Reported earnings per share (EPS) for the fourth quarter were 22 cents, compared to 38 cents for the same period a year ago, reflecting primarily the labour disruption, higher restructuring costs and a non-recurring six cent financing charge for the early retirement of $1.6 billion of debt. Normalizing for these items and tax related and other adjustments, EPS would have increased 40% over the same period last year. Free cash flow remained robust at $110 million during the quarter, down $12 million or 10% from a year ago.
    TELUS has achieved or exceeded its original 2005 consolidated financial guidance set over a year ago despite the impact of the labour disruption. The 2005 results were also consistent with the latest guidance update made in December 2005. In 2005, TELUS reported revenue and EBITDA growth of
7 per cent, and a 24 per cent increase in net income. TELUS generated strong free cash flow of $1.5 billion, which has been used to repurchase $892 million of TELUS shares in 2005,increase the quarterly dividend level by 38% for the first two payments in 2006 and to reduce outstanding debt.


    FINANCIAL HIGHLIGHTS
    -------------------------------------------------------------------------
    C$ in millions, except per share amounts         3 months ended
                                                       December 31
    (unaudited)                                 2005       2004     % Change
    -------------------------------------------------------------------------
    Operating revenues                        2,086.7    1,964.9       6.2
    EBITDA(1)                                   734.4      766.6      (4.2)
    Operating income                            321.2      349.1      (8.0)
    Net income
                                                 78.5      135.6     (42.1)
    Earnings per share (EPS), basic(2)           0.22       0.38     (42.1)
    Capital expenditures                        374.1      343.4       8.9
    Cash provided by operating activities       805.0      613.8      31.2
    Free cash flow(3)                           109.8      121.9      (9.9)

    (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. See Section 11.1 of Management's discussion and analysis.
    (2) EPS for the three month period in 2005 includes approximate unfavourable impacts of 10 cents for labour disruption net expenses, seven cents for restructuring and workforce reduction charges, six cents for financing loss on redemption of long-term debt and one cent for tax adjustments.
    (3) See Section 11.2 of Management's discussion and analysis.

    Darren Entwistle, president and CEO, stated "During the 2005 financial year, TELUS once again demonstrated the robustness of our business strategy, focused on national wireless and data growth. TELUS' fourth quarter results reflect strong growth in wireless and data. TELUS achieved record fourth quarter and full year wireless subscriber net additions and continued increases in revenue per unit that resulted in annual wireless revenue and EBITDA growth of 16% and 14% respectively. A significant milestone was accomplished in the fourth quarter with a landmark five-year collective agreement that provides excellent operating flexibility and productivity and facilitates better service for our customers in an increasingly competitive marketplace. Moreover, the recent merger of our wireline and wireless operations into a single operating structure improves our economies of scale and ability to leverage the ongoing convergence of wireline and wireless technology for our customers. TELUS is now well positioned to direct our full energy to satisfying customers, staying ahead of our competition with differentiated solutions, and achieving our leading financial growth targets for 2006."
    Robert McFarlane, executive vice president and CFO, said "It is a remarkable achievement that TELUS met or exceeded all of our original financial targets for 2005, which were considered challenging at the time, despite the impact from the labour disruption that was not factored into the targets. As for the fourth quarter, an informed understanding of operational results should adjust for temporary expenses incurred as a result of the labour disruption and the one time cost of an early debt redemption, which together with restructuring costs and tax related adjustments negatively impacted EPS by 24 cents per share in the quarter. The strength of our underlying operations in the fourth quarter is reflected by the 40% year over year increase in net earnings when normalized for these factors. Noteworthy again this quarter was TELUS' ability to return significant amounts of capital to our investors. In December we used our strong cash position to early redeem $1.6 billion of notes, resulting in two more credit rating upgrades in the fourth quarter. During the quarter we also repurchased 5.1 million shares for $229 million and in total we have now repurchased 23 million shares for $970 million since commencing our repurchases in December 2004. Finally and as previously announced, we increased the quarterly dividend by 38% going into 2006. With an expected $1.55 to $1.65 billion of free cash flow in 2006, we are well positioned to continue returning capital to investors and building further value."

    ==========================================================================
        This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2006 targets), qualifications and risk factors referred to in the Management's discussion and analysis - February 15, 2006.
    ==========================================================================


    OPERATING HIGHLIGHTS

    TELUS wireless
    Strong revenue growth and record subscriber net additions
    - Revenues increased by $121 million or 16% to $877 million in the fourth quarter of 2005, when compared with the same period in 2004
    - EBITDA increased by $41 million over the fourth quarter of 2004 representing 14% growth, despite higher cost of acquisition expenses from record gross additions
    - ARPU (average revenue per subscriber unit) improved by $2 to $63 over the fourth quarter of 2004
    - Cost of acquisition ("COA") per gross addition increased 10% in the quarter to $449 due to increased promotional activity
    - Record quarterly net subscriber additions of 235,000, 26% higher than the fourth quarter of 2004, driven by strong prepaid growth, and stable postpaid additions of 143,200
    - Blended monthly churn improved slightly to 1.42% from 1.45% when compared to the same quarter a year ago
    - Cash flow (EBITDA less capital expenditures) increased by $20 million or 12% to $182 million in the fourth quarter due to higher EBITDA, partly offset by higher capital expenditures

    TELUS wireline
    Stable revenues, but increased temporary expenses from labour disruption
    - Revenues were flat in the fourth quarter at $1,210 million despite the labour disruption in Western Canada when compared to the same quarter in 2004
    - Data revenue increased 7% driven by increased Internet and enhanced data services revenues
    - Long-distance revenue declined 8% to $212 million, reflecting increased competition and constrained resources during the labour disruption
    - EBITDA declined 15%, as stable revenues were offset by increased temporary expenses from the labour disruption in Western Canada which ended in November
    - non-incumbent EBITDA was $7.1 million, representing a fifth consecutive quarter of positive EBITDA and a 92% increase over the fourth quarter of the previous year
    - high-speed Internet net adds were 27,000, down 22% from a year ago but up strongly from the third quarter as we began recovering from impacts of the labour disruption. The total Internet subscriber base ended the year at just under 1.0 million
    - network access lines declined by 18,000 in the quarter, down 2.4% from a year ago reflecting residential line losses caused by competitive activity, wireless substitution and the impact of the labour disruption
    - cash flow (EBITDA less capital expenditures) was down 32% to $179 million, compared to the last quarter of 2004, primarily due to lower EBITDA and higher capital expenditures from deferred spending into the fourth quarter as a result of the labour disruption

    CORPORATE DEVELOPMENTS

    TWU members ratify new five-year agreement with TELUS

    On November 18, Telecommunications Worker's Union (TWU) members voted to accept the second memorandum of agreement reached on November 6 between the Company and the TWU executive council and bargaining committee. The first memorandum of agreement was narrowly defeated in a vote on October 30. The new collective agreement covering approximately 14,000 employees is effective from November 20, 2005 to November 19, 2010. The ratified agreement concludes a complex five-year process of merging six separate collective agreements, formerly represented by five different unions, into one. Ratification brought an end to a labour disruption that began on July 21, 2005 and the staged recall to work of approximately 8,000 employees, who were substantially all working by the first week of December.
    The new five-year agreement provides increased operating flexibility and productivity, focuses team members on our core business, and facilitates better service for customers in an increasingly competitive marketplace. It fosters a performance culture with universal variable pay, when performance metrics are met, and career advancement based on performance as well as seniority. The agreement also establishes a new constructive era. For example, the Company and TWU have agreed to work together to withdraw various types of legal proceedings between the parties. As well, a Common Interest Forum has been established as a mechanism for cooperation and dialogue.

    TELUS completes initial normal course issuer bid and announces second normal course issuer bid for up to 24 million shares

    During the fourth quarter, under two separate Normal Course Issuer Bids, TELUS repurchased a total of 5.1 million shares (evenly split between common and non-voting shares), for a total outlay of $229 million.
    Under its initial Normal Course Issuer Bid completed on December 19, 2005, TELUS repurchased 10.3 million common and 11.5 million non-voting shares, 85% of the total authorized amount, for $913 million.
    TELUS commenced a new Normal Course Issuer Bid program on December 20, 2005 with the intention, if it is considered advisable, to purchase and cancel, over a 12-month period, up to 12 million of its outstanding common shares and 12 million of its outstanding non-voting shares on the Toronto Stock Exchange. This represented 6.5% and 7.2% of the issued and outstanding shares of each class, respectively. Under this second program in the last seven trading days of 2005, a total of 1.2 million shares were repurchased, for a total outlay of $58 million, representing 5% of the 24.0 million shares authorized under the program.
    In total, under both programs in 2005, TELUS repurchased 20.8 million shares for $892 million, at an average price of $42.89 per share. TELUS believes that such purchases are in the best interest of TELUS and constitute an attractive investment opportunity and desirable use of company funds that should enhance the value of the remaining shares.

    TELUS redeems $1.6 billion 7.5% Notes due June 1, 2006 on
    December 1, 2005

    On December 1, 2005, TELUS redeemed its $1,578 million 7.50%, Series CA, Notes due June 1, 2006. The redemption price for these Notes, per C$1,000 of principal amount, was C$1,018.13, based on the yield for a Government of Canada bond with the equivalent maturity, plus 35 basis points as defined in the trust Indenture governing the Notes. The Note holders also received the regularly scheduled semi-annual interest payment on December 1, 2005.
    Costs and non-cash write-downs related to this early redemption resulted in increased financing charges which had an after tax impact on the Company of 6 cents per share in the fourth quarter of 2005. As a result of the redemption, the company benefits from net interest expense savings beginning in December 2005.
    TELUS financed the redemptions through general corporate funds including cash balances, proceeds of accounts receivable securitization, and funds available under its revolving credit facilities.

    TELUS integrating TELUS Mobility and TELUS Communications

    In November, TELUS Corporation began the integration of the wireless and wireline business segments - TELUS Mobility and TELUS Communications - into a single operating structure.
    The integration is consistent with TELUS' national growth strategy to provide integrated solutions that differentiate TELUS from its competitors. The change positions TELUS to leverage the ongoing convergence between wireless and wireline technology, and TELUS' continual focus on operational efficiency and effectiveness. TELUS will continue its past practice of separate financial reporting of its wireless performance.

    TELUS Quebec organizational changes
    -----------------------------------

    After 31 successful years with Quebec Tel and TELUS Quebec,
Hugues St-Pierre has announced his retirement. As executive vice president and president of TELUS Quebec, Hugues made significant contributions to TELUS' success and had an important role in the execution of TELUS' national growth strategy. Hugues has also made an invaluable contribution to the communities in Eastern Quebec, including Rimouski. He will continue to be an advisor to TELUS and will be the chair of the TELUS Rimouski Community Board.
    As part of the new integrated operating structure Karen Radford takes on an expanded role as executive vice president and president, TELUS Quebec and Partner Solutions. Based in Montreal, Karen will be leading a regional team serving business, consumer and wireless customers in Quebec. She retains her role at Partner Solutions, heading a North American team that provides wholesale and carrier services to telecommunications providers, as well as operator services for customers.

    CONSUMER SOLUTIONS

    New wireless high speed network and devices

    In November, TELUS launched its national Wireless High Speed network in five major urban centres - Vancouver, Calgary, Edmonton, Montreal and Toronto
- with more urban centres set to roll out across Canada in 2006. Offering clients mobile access to the Internet and other data networks at broadband speeds, TELUS Wireless High Speed is based on the fast-growing CDMA 1xEVDO standard. Typical download speeds are 400 to 700 kilobits per second - at least six times faster than previous TELUS mobile data offerings - with a top speed of more than 2 megabits per second.
    High-speed smart phones: TELUS also introduced multiple new phones and data devices operating on its Wireless High Speed network, including two new "smart phones" offering high-speed mobile e-mail and Internet access. The BlackBerry 7130e from Research In Motion (RIM) offers complete BlackBerry functionality, including support for phone, e-mail, Internet, text messaging, organizer and data applications, all in a compact wireless phone form factor. The UTStarcom Pocket PC 6700 operates on Windows Mobile 5.0, offering always-on access to e-mail with Microsoft Office Outlook Mobile and mobile application support with Microsoft Office PowerPoint Mobile, Microsoft Office Excel Mobile, Internet Explorer Mobile and Windows Media Player.
    High-speed RAZR: In February, TELUS introduced the Motorola RAZR V3c, the first version of the sophisticated and ultra-thin wireless phone operating on a high-speed EVDO network. Boasting a 1.3 megapixel camera, Bluetooth support, integrated MP3 player and advanced speech recognition, the slick Motorola RAZR V3c takes full advantage of TELUS Wireless High Speed. It reduces the waiting from surfing the Internet and downloading large files, including images, ringtones, games and software applications. Clients can also use the RAZR as a wireless modem, connecting their laptops to the Internet at broadband speeds with an optional modem kit.
    High-speed data cards: TELUS also offers two new compact PC data cards, the Kyocera Passport KPC650 and the Sierra Wireless AirCard 580, both of which allow business and Internet-intensive consumer clients to quickly plug the cards into their portable PCs for high-speed mobile access to the Internet and other data networks anywhere in TELUS' Wireless High Speed coverage area.
    All of TELUS' Wireless High Speed mobile data devices are also "backward compatible" with TELUS' national 1X data network. TELUS 1X already covers more than 90% of the Canadian population, offering fast and dependable mobile data access in areas where Wireless High Speed coverage is not yet available.

    Expanded wireless roaming worldwide

    In November, TELUS announced two new global roaming solutions - the Motorola A840 World Phone and a GSM Global Roaming Card - both of which allow TELUS PCS clients to roam in more than 120 countries worldwide.
    The Motorola A840 World Phone combines access to CDMA and GSM networks, ensuring clients a wireless signal wherever they may travel. The stylish clamshell phone features MP3 player, removable Trans-Flash memory, a 1.2-megapixel digital camera with flash, integrated speakerphone and speaker-independent speech recognition. The Motorola A840 also lets clients transfer the phone's on-board Subscriber Identity Module (SIM) card to a separate GSM phone, and accepts a GSM card so clients can have a local phone number in foreign destinations. For clients who do not need the power of a full-time World Phone, TELUS also offers a $25 GSM Global Roaming Card. When inserted into an unlocked GSM phone, the card replicates a client's postpaid PCS account, meaning all international calls and text messages are recorded on their regular monthly invoice.

    TELUS TV launch begins

    As a key element of the TELUS Future Friendly(R) Home suite of services, high-speed IP service is opening the door to new communications and entertainment opportunities for consumers, including all digital television service delivered over the TELUS IP infrastructure.
    TELUS TV(R) and its hundreds of digital channels are now available to certain neighbourhoods in Calgary and Edmonton, with signals delivered by a state-of-the-art satellite and content distribution centre in Edmonton. TELUS is constructing a similar $15-million TV centre north of British Columbia's Fraser Valley in preparation for the launch of TELUS TV in B.C. planned for 2006. The centre, commonly called a "head end," will initially provide TELUS TV customers with more than 200 video and audio channels when operational, and expected to grow to over 300 channels within a year. In addition to eight satellite dishes, with room for three more, TELUS is installing Internet Protocol-based network and signal transport technology to manage signals and distribute content to customers. The Alberta and B.C. facilities will provide back-up to each other, allowing customers to continue receiving service should one experience an outage.
    TELUS also announced a long-term agreement with major Hollywood film studio Twentieth Century Fox to offer Fox movies on TELUS TV. Current blockbuster Fox hits - such as Fantastic 4, Kingdom of Heaven,
Mr. & Mrs. Smith and Robots - and the company's vast library of motion pictures, are offered via TELUS TV Video on Demand.


    BUSINESS SOLUTIONS

    TELUS signs $137 million deal with Hamilton Health Sciences

    In November, TELUS announced a 15-year agreement with Hamilton Health Sciences to deliver the process and information technology components of its human resource services. Valued at $137 million, the agreement sees TELUS implement a technology and an application upgrade to Hamilton Health Sciences' HR management system, as well as assume the day-to-day management and delivery of its HR services including payroll, recruitment, compensation, occupational health and safety and benefits.
    The agreement includes the establishment of a new TELUS Centre of Excellence in Ontario, enabling TELUS in cooperation with Hamilton Health Sciences to develop, test and evaluate innovative HR system solutions that are expected to be marketed to other health sector and broader public sector clients.
    Hamilton Health Sciences is a family of five hospitals and a cancer centre, serving more than 2.3 million residents of Hamilton and central south Ontario.

    TELUS renews contract with Finning International

    Finning International, one of the world's largest Caterpillar heavy equipment dealers, has extended its technology services agreement with TELUS through to 2011. The six-year contract valued at $39.5 million was announced in January.
    Finning has entrusted TELUS with its IT service and support at both its Canadian and United Kingdom business operations. The wide range of services includes all day-to-day IT issues management, desktop and Help Desk support, network management, application support, back-up and recovery, and WAN and LAN management.
    TELUS International, a division of TELUS that leverages its telecommunications solutions for businesses in the international market, will deliver the UK component. TELUS has been providing IT services to Finning in Canada since 1999 and in the UK since 2003.

    TELUS first-to-market with End Point Security Agent service

    In October, TELUS announced the launch of TELUS End Point Security Agent(TM) service, the latest addition to its comprehensive managed security solutions portfolio. Unlike traditional desktop security solutions, End Point Security Agent service analyzes suspicious IT behavior rather than relying on email or file signature matching to identify worms and viruses. Employing industry-leading technology from Cisco Systems, TELUS is the first-to-market with this product as a fully managed solution in Canada.

    TELUS launches wireless field ticketing for oil and gas industry

    TELUS launched a wireless field ticketing solution designed for the oil and gas industry that allows companies to electronically capture crucial operational status and billing information from the field. Created in partnership with Spira Data Corp., this innovative solution provides faster and more accurate billing and improved operational status information coming from the field. It was announced in October.
    The service is powered by Spira's innovative ticketing software application, Spira 4, and leverages TELUS' IT management and infrastructure services and TELUS' wireless network to deliver the first fully managed end-to-end field ticketing solution for the industry. Calgary-based Tucker Wireline Services, an oil well logging and perforating company, was instrumental in the development and is the first to deploy this wireless field ticketing solution. It allows Tucker Wireline Services to securely and affordably transmit data back to the office. The benefits include faster invoicing, fewer errors, real time reporting, reliable connectivity and security.
    TELUS estimates that more than 4,000 companies alone in Western Canada could benefit from this industry specific solution, which has been developed based on an intimate understanding of the needs of oil and gas field operations.

    Creating future friendly communities

    TELUS continues to make significant investments in the communities where its team members live, work and serve. TELUS is committed to becoming Canada's premier corporate citizen and taking a leadership role in supporting Canadians by leveraging its funding, technology and expertise to help make a difference.
    In January, TELUS launched the TELUS Vancouver Community Board as part of a national philanthropic program. TELUS community boards have been established in Edmonton, Calgary, Toronto, Ottawa, Montreal and Rimouski to enhance TELUS' ongoing support of key charitable partners by expanding TELUS' investment in smaller, grassroots efforts. The TELUS Vancouver Community Board will oversee $500,000 in annual donations to philanthropic initiatives in the Lower Mainland.
    TELUS committed $2 million to eligible charities across Canada in November to replace TELUS' Employee Charitable Giving Campaign for 2005, in which TELUS matches contributions dollar for dollar. As a result of TELUS' labour disruption, the company deferred the employee campaign for 2005 and intends to re-establish it in 2006. The campaign supports more than 250 charities across Canada including Kidsport, the Alliance for Arts & Culture and the Children's Wish Foundation. In addition, a number of environmental charities were added to this year's program.

    TELUS recognized for excellence in corporate governance and reporting

    In December, the Canadian Institute of Chartered Accountants (CICA) recognized TELUS for excellence in corporate governance and reporting. At the December CICA Corporate Reporting awards, TELUS was presented with the Award of Excellence for best Corporate Governance Disclosure across all industry sectors in Canada. The TELUS 2004 Annual Report was also given the Award of Excellence for Corporate Reporting in the Communications and Media sector. This is the 11th year in a row that TELUS has been recognized for excellence in corporate reporting by the CICA.
    In January, TELUS received recognition at the IR Magazine Canada Awards for the best 2004 annual report and the best disclosure policy. These awards reinforce TELUS' strong record of excellence in corporate governance and disclosure.

    TELUS top executives honored by Women's Executive Network

    The Women's Executive Network recognized three senior TELUS executives on its annual list of Canada's most powerful women in November. Karen Radford, executive vice president and President, TELUS Quebec and Partner Solutions; Judy Shuttleworth, executive vice president, Human Resources; and Janet Yale, executive vice president, Corporate Affairs, were among those on the Top 100 list for 2005. This is the second year the organization has named Karen and Janet to the list.
    The three were chosen for this award for their business prowess, leadership and community involvement. All three are involved in local community organizations, and serve as active leaders and role models for women and men at TELUS.

    Dividend declaration

    The Board of Directors declared a quarterly dividend of twenty-seven and one half cents ($0.275) per share on outstanding Common and Non-Voting Shares payable on April 1, 2006 to shareholders of record on the close of business on March 10, 2006.

For further information:

  External Communications:                Investor Relations:
  Allison Vale,                           Robert Mitchell,
  (416) 629-6425,                         (416) 279-3219,
  allison.vale(at)telus.com               robert.mitchell2(at)telus.com


    Certain products and services named in this release are trade-marks. The symbols (TM) and (R) indicate those owned by TELUS Corporation or its subsidiaries. All other trade-marks are the property of their respective owners.



    TELUS Corporation

    consolidated statements of income

    Periods ended                  Three months            Twelve months
     December 31 (millions)      2005        2004        2005        2004
    -------------------------------------------------------------------------
                                          (restated)              (restated)

    OPERATING REVENUES        $  2,086.7  $  1,964.9  $  8,142.7  $  7,581.2
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                 1,316.8     1,178.5     4,793.5     4,438.0
      Restructuring and
       workforce reduction
       costs                        35.5        19.8        53.9        52.6
      Depreciation                 346.2       338.3     1,342.6     1,307.8
      Amortization of
       intangible assets            67.0        79.2       281.1       335.3
    -------------------------------------------------------------------------
                                 1,765.5     1,615.8     6,471.1     6,133.7
    -------------------------------------------------------------------------
    OPERATING INCOME               321.2       349.1     1,671.6     1,447.5
      Other expense, net             9.3         8.7        18.4         8.7
      Financing costs              171.7       152.8       623.1       613.3
    -------------------------------------------------------------------------
    INCOME BEFORE INCOME
     TAXES AND NON-
     CONTROLLING INTEREST          140.2       187.6     1,030.1       825.5
      Income taxes                  58.8        50.4       322.0       255.1
      Non-controlling interest       2.9         1.6         7.8         4.6
    -------------------------------------------------------------------------
    NET INCOME                      78.5       135.6       700.3       565.8
      Preference and preferred
       share dividends                 -           -           -         1.8
    -------------------------------------------------------------------------
    COMMON SHARE AND
     NON-VOTING
     SHARE INCOME             $     78.5  $    135.6  $    700.3  $    564.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE
     AND NON-VOTING SHARE ($)
      - Basic                       0.22        0.38        1.96        1.58
      - Diluted                     0.22        0.37        1.94        1.57
    DIVIDENDS DECLARED PER
     COMMON SHARE AND NON-
     VOTING SHARE ($)              0.275        0.20       0.875        0.65
    TOTAL WEIGHTED AVERAGE
     COMMON SHARES AND NON-
     VOTING SHARES OUTSTANDING
     (millions)
      - Basic                      353.6       358.0       357.1       355.3
      - Diluted                    358.1       362.1       361.0       357.6



    TELUS Corporation

    consolidated balance sheets

    As at December 31(millions)                          2005          2004
    -------------------------------------------------------------------------
                                                                   (restated)
    ASSETS
    Current Assets
      Cash and temporary investments, net          $       8.6   $     896.5
      Accounts receivable                                610.3         863.5
      Income and other taxes receivable                  103.7         132.5
      Inventories                                        138.8         133.3
      Prepaid expenses and other                         154.7         183.4
      Current portion of future income taxes             226.4         438.4
    -------------------------------------------------------------------------
                                                       1,242.5       2,647.6
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other             7,339.4       7,528.2
      Intangible assets subject to amortization          637.5         737.0
      Intangible assets with indefinite lives          2,964.6       2,955.8
    -------------------------------------------------------------------------
                                                      10,941.5      11,221.0
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                   850.2         704.4
      Future income taxes                                    -          99.8
      Investments                                         31.2          38.4
      Goodwill                                         3,156.9       3,126.8
    -------------------------------------------------------------------------
                                                       4,038.3       3,969.4
    -------------------------------------------------------------------------
                                                   $  16,222.3   $  17,838.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued
       liabilities                                 $   1,393.7   $   1,362.6
      Restructuring and workforce
       reduction accounts payable
       and accrued liabilities                            57.1          70.7
      Advance billings and customer deposits             571.8         531.5
      Current maturities of long-term debt                 5.0           4.3
    -------------------------------------------------------------------------
                                                       2,027.6       1,969.1
    -------------------------------------------------------------------------
    Long-Term Debt                                     4,639.9       6,332.2
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                        1,635.3       1,506.1
    -------------------------------------------------------------------------
    Future Income Taxes                                1,023.9         991.9
    -------------------------------------------------------------------------
    Non-Controlling Interest                              25.6          13.1
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures conversion option               -           8.8
      Common equity                                    6,870.0       7,016.8
    -------------------------------------------------------------------------
                                                       6,870.0       7,025.6
    -------------------------------------------------------------------------
                                                   $  16,222.3   $  17,838.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    TELUS Corporation

    consolidated statements of cash flows

    Periods ended                  Three months            Twelve months
     December 31 (millions)      2005        2004        2005        2004
    -------------------------------------------------------------------------
                                          (restated)              (restated)
    OPERATING ACTIVITIES
    Net income                $     78.5  $    135.6  $    700.3  $    565.8
    Adjustments to reconcile
     net income to cash
     provided by operating
     activities:
      Depreciation and
       amortization                413.2       417.5     1,623.7     1,643.1
      Future income taxes           55.8        99.0       340.0       380.9
      Share-based compensation       3.1         5.9        24.3        23.8
      Net employee defined
       benefit plans expense         3.1         3.7         3.9        18.4
      Employer contributions
       to employee defined
       benefit plans               (29.0)      (24.5)     (118.8)     (136.8)
      Restructuring and
       workforce
       reduction costs, net
       of cash payments              5.4       (15.2)      (13.6)      (70.3)
      Payment received
       from Verizon
       Communications Inc.             -        33.3           -        33.3
      Amortization of deferred
       gains on sale-leaseback
       of buildings,
       amortization of
       deferred charges and
       other, net                    5.0        14.2         1.1        27.9
      Net change in non-cash
       working capital             269.9       (55.7)      353.7        52.0
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                    805.0       613.8     2,914.6     2,538.1
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures          (374.1)     (343.4)   (1,319.0)   (1,319.0)
    Acquisition                        -       (12.2)      (29.4)      (12.2)
    Proceeds from the sale
     of property and other
     assets                          1.0        17.7         4.5        35.9
    Other                           (2.6)       (4.9)      (11.3)       (4.2)
    -------------------------------------------------------------------------
    Cash used by investing
     activities                   (375.7)     (342.8)   (1,355.2)   (1,299.5)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and
     Non-Voting Shares issued       19.1        78.0       219.4       148.8
    Dividends to shareholders      (96.6)     (112.6)     (312.2)     (248.7)
    Purchase of Common Shares
     and Non-Voting Shares
     for cancellation             (228.6)      (78.0)     (892.1)      (78.0)
    Payment for redemption of
     preference and preferred
     shares                            -           -           -       (72.8)
    Long-term debt issued          142.7         2.0       147.4        39.8
    Redemptions and repayment
     of long-term debt          (1,579.8)       (0.9)   (1,601.1)     (248.6)
    Dividends paid by a
     subsidiary to non-
     controlling interest              -           -        (7.9)          -
    Payment received from
     Verizon Communications Inc.       -       114.8           -       114.8
    Other                            0.4           -        (0.8)       (3.6)
    -------------------------------------------------------------------------
    Cash provided (used) by
     financing activities       (1,742.8)        3.3    (2,447.3)     (348.3)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase (decrease) in
     cash and temporary
     investments, net           (1,313.5)      274.3      (887.9)      890.3
    Cash and temporary
     investments, net,
     beginning of period         1,322.1       622.2       896.5         6.2
    -------------------------------------------------------------------------
    Cash and temporary
     investments, net,
     end of period            $      8.6  $    896.5  $      8.6  $    896.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE
     OF CASH FLOWS
    Interest (paid)           $   (319.2) $   (293.2) $   (638.3) $   (632.9)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest received         $     12.9  $      4.0  $     47.3  $     27.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Income taxes (inclusive
     of Investment Tax
     Credits received (paid)  $     47.3  $     (2.8) $     69.5  $    194.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    TELUS Corporation

    Segmented Information

    Three months ended
     December 31                      Wireline                Wireless
     (millions)                   2005        2004        2005        2004
    -------------------------------------------------------------------------
    Operating revenues
    -------------------------------------------------------------------------
    External revenue          $  1,209.9  $  1,209.3  $    876.8  $    755.6
    Inter-segment revenue           23.0        24.6         6.3         6.3
    -------------------------------------------------------------------------
                                 1,232.9     1,233.9       883.1       761.9
    -------------------------------------------------------------------------
    Operating expenses
    Operations expense             788.5       732.2       557.6       477.2
    Restructuring and work-
     force reduction costs          35.5        19.8           -           -
    -------------------------------------------------------------------------
                                   824.0       752.0       557.6       477.2
    -------------------------------------------------------------------------
    EBITDA(1)                 $    408.9  $    481.9  $    325.5  $    284.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                  $    230.2  $    220.8  $    143.9  $    122.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX         $    178.7  $    261.1  $    181.6  $    162.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Three months ended
     December 31                   Eliminations            Consolidated
     (millions)                   2005        2004        2005        2004
    -------------------------------------------------------------------------
    Operating revenues
    -------------------------------------------------------------------------
    External revenue          $        -  $        -  $  2,086.7  $  1,964.9
    Inter-segment revenue          (29.3)      (30.9)          -           -
    -------------------------------------------------------------------------
                                   (29.3)      (30.9)    2,086.7     1,964.9
    -------------------------------------------------------------------------
    Operating expenses
    Operations expense             (29.3)      (30.9)    1,316.8     1,178.5
    Restructuring and work-
     force reduction costs             -           -        35.5        19.8
    -------------------------------------------------------------------------
                                   (29.3)      (30.9)    1,352.3     1,198.3
    -------------------------------------------------------------------------
    EBITDA(1)                 $        -  $        -  $    734.4  $    766.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                  $        -  $        -  $    374.1  $    343.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX         $        -  $        -  $    360.3  $    423.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    Years ended
     December 31                      Wireline                Wireless
     (millions)                   2005        2004        2005        2004
    -------------------------------------------------------------------------
    Operating revenues
    -------------------------------------------------------------------------
    External revenue          $  4,847.2  $  4,769.3  $  3,295.5  $  2,811.9
    Inter-segment revenue           90.4        96.6        23.5        21.5
    -------------------------------------------------------------------------
                                 4,937.6     4,865.9     3,319.0     2,833.4
    -------------------------------------------------------------------------
    Operating expenses
    Operations expense           3,031.4     2,864.9     1,876.0     1,691.2
    Restructuring and work-
     force reduction costs          53.9        52.6           -           -
    -------------------------------------------------------------------------
                                 3,085.3     2,917.5     1,876.0     1,691.2
    -------------------------------------------------------------------------
    EBITDA(1)                 $  1,852.3  $  1,948.4  $  1,443.0  $  1,142.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                  $    914.2  $    964.3  $    404.8  $    354.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX         $    938.1  $    984.1  $  1,038.2  $    787.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Years ended
     December 31                   Eliminations            Consolidated
     (millions)                   2005        2004        2005        2004
    -------------------------------------------------------------------------
    Operating revenues
    -------------------------------------------------------------------------
    External revenue          $        -  $        -  $  8,142.7  $  7,581.2
    Inter-segment revenue         (113.9)     (118.1)          -           -
    -------------------------------------------------------------------------
                                  (113.9)     (118.1)    8,142.7     7,581.2
    -------------------------------------------------------------------------
    Operating expenses
    Operations expense            (113.9)     (118.1)    4,793.5     4,438.0
    Restructuring and work-
     force reduction costs             -           -        53.9        52.6
    -------------------------------------------------------------------------
                                  (113.9)     (118.1)    4,847.4     4,490.6
    -------------------------------------------------------------------------
    EBITDA(1)                 $        -  $        -  $  3,295.3  $  3,090.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                  $        -  $        -  $  1,319.0  $  1,319.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX         $        -  $        -  $  1,976.3  $  1,771.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2) Total capital expenditures ("CAPEX").


    Forward-looking statements

    ==========================================================================
    This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Assumptions for 2006 target purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada that were available in 2005, including gross domestic product growth of 3.1% in Canada; increased wireline competition in both business and consumer markets; a wireless industry market penetration gain similar to the approximately five percentage point gain in 2005; approximately $100 million restructuring and workforce reduction expenses; an effective tax rate of approximately 35%; no prospective significant acquisitions or divestitures; no change in foreign ownership rules; and maintenance or improvement of investment-grade credit ratings.

    Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments; human resources (including possible labour disruptions); business integrations and internal reorganizations; process risks (including the conversion of legacy systems and security); financing and debt requirements (including share repurchases and debt redemptions); tax matters; health, safety and environment developments; litigation and legal matters; business continuity events (including man-made and natural threats); economic growth and fluctuations (including pension performance, funding and expenses); and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents including the Annual Information Form, and other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

    For further information, see Section 10: Risks and uncertainties in
    TELUS' annual 2004, as well as updates provided in the first, second and third quarter 2005 interim Management's discussions and analyses and this report.
    ==========================================================================

    Management's discussion and analysis - February 15, 2006

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and twelve-month periods ended December 31, 2005 and 2004. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above. Management's discussion and analysis was reviewed by TELUS' Audit Committee on February 14, 2006 and approved by TELUS' Board of Directors on February 15, 2006. All amounts are in Canadian dollars unless otherwise specified.
    The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. Non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

    Management's discussion and analysis contents
    -------------------------------------------------------------------------
    Section                           Contents
    -------------------------------------------------------------------------
    1.  Overall performance           A summary of consolidated results for
                                      the fourth quarter and full year of
                                      2005
    -------------------------------------------------------------------------
    2.  Core business, vision and     A discussion of TELUS' core business,
        strategy                      vision and strategy, including examples
                                      of TELUS' activities in support of its
                                      six strategic imperatives
    -------------------------------------------------------------------------
    3.  Key performance drivers       Corporate priorities in place for 2005
                                      and planned for 2006
    -------------------------------------------------------------------------
    4.  Capability to deliver         A description of the factors that
        results                       affect the capability to execute
                                      strategies, manage key performance
                                      drivers and deliver results
    -------------------------------------------------------------------------
    5.  Results from operations       A detailed discussion of operating
                                      results for 2005
    -------------------------------------------------------------------------
    6.  Financial condition           A discussion of significant changes in
                                      the balance sheet at December 31, 2005,
                                      as compared to December 31, 2004
    -------------------------------------------------------------------------
    7.  Liquidity and capital         A discussion of cash flow, liquidity,
        resources                     credit facilities, off-balance sheet
                                      arrangements and other disclosures
    -------------------------------------------------------------------------
    8.  Critical accounting           A description of accounting estimates,
        estimates and accounting      which are critical to determining
        policy developments           financial results, and changes to
                                      accounting policies
    -------------------------------------------------------------------------
    9.  Looking forward to 2006       A discussion of TELUS' 2006 financial
                                      and operational targets, including key
                                      assumptions and financing plans
    -------------------------------------------------------------------------
    10. Risks and risk management     An update of risks and uncertainties
                                      facing TELUS
    -------------------------------------------------------------------------
    11. Reconciliation of non-GAAP    A description, calculation and
        measures and definition of    reconciliation of certain measures used
        key operating indicators      by management
    -------------------------------------------------------------------------

    1.   Overall performance

    1.1  Materiality for disclosures

    Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

    1.2  Consolidated highlights
    -------------------------------------------------------------------------
    ($ in millions,             Quarters ended              Years ended
     except margin and           December 31                December 31
     per share amounts)    2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------

    Operating revenues  2,086.7  1,964.9    6.2 %  8,142.7  7,581.2    7.4 %

    EBITDA(1)             734.4    766.6   (4.2)%  3,295.3  3,090.6    6.6 %
    EBITDA margin (%)(2)   35.2     39.0 (3.8)pts     40.5     40.8 (0.3)pts

    Operating income      321.2    349.1   (8.0)%  1,671.6  1,447.5   15.5 %

    Net income             78.5    135.6  (42.1)%    700.3    565.8   23.8 %

    Earnings per share,
     basic ($)             0.22     0.38  (42.1)%     1.96     1.58   24.1 %
    Earnings per share,
     diluted ($)           0.22     0.37  (40.5)%     1.94     1.57   23.6 %

    Cash dividends
     declared per
     share ($)            0.275     0.20   37.5 %    0.875     0.65   34.6 %

    Cash provided by
     operating
     activities           805.0    613.8   31.2 %  2,914.6  2,538.1   14.8 %
    Cash used by
     investing
     activities           375.7    342.8    9.6 %  1,355.2  1,299.5    4.3 %
      Capital
       expenditures       374.1    343.4    8.9 %  1,319.0  1,319.0    0.0 %
    Cash provided (used)
     by financing
     activities        (1,742.8)     3.3    n.m.  (2,447.3)  (348.3)    n.m.

    Free cash flow(3)     109.8    121.9   (9.9)%  1,465.5  1,297.3   13.0 %
    -------------------------------------------------------------------------

    pts - percentage points
    n.m. - not meaningful

    (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.
    (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Despite the labour disruption experienced in Western Canada from late
July to late November of 2005, solid growth in consolidated Operating revenues was achieved, with wireless segment revenues increasing by 16% in the fourth quarter and 17% for the full year. Wireline segment revenues were flat in the fourth quarter and increased by 1.5% for the full year, as growing data revenues more than offset the decline in voice long distance and equipment revenues. The decrease in consolidated EBITDA and EBITDA margins for the fourth quarter resulted from a temporary increase in wireline expenses in order to maintain operations during the labour disruption, as well as increased restructuring charges partly offset by improved wireless profitability. The increase in consolidated EBITDA for the full year resulted from improved wireless profitability, partly offset by the effects of the labour disruption. Changes in consolidated EBITDA were the primary contributors to $27.9 million lower Operating income in the fourth quarter and $224.1 million higher Operating income for the full year of 2005, when compared with the same periods in 2004. The net effect of the labour disruption was estimated at approximately $52 million before tax in the fourth quarter and $133 million for the full year.
    Net income and earnings per share decreased in the fourth quarter of 2005, when compared to the same period in 2004 due to lower Operating income, as described above, as well as increased financing costs arising from the early redemption of $1.578 billion Canadian dollar Notes on December 1, 2005, and adjustments to income taxes. Prospective increases in Quebec provincial income tax rates to be phased-in beginning January 1, 2006, resulted in a revaluation of future tax liabilities and assets and a corresponding
$7.7 million increase in future income tax expense in the fourth quarter 2005, compared with net favourable tax adjustments in corresponding period in 2004. Net income and earnings per share increased for the full year of 2005, when compared with 2004 due primarily to increased Operating income, partly offset by one-time financing costs.
    Cash provided by operating activities increased by $191.2 million and $376.5 million, respectively, in the fourth quarter and full year of 2005, when compared with the same periods in 2004. The increases were primarily from the receipt of $350 million additional proceeds from securitized accounts receivable on November 30. Free cash flow decreased by $12.1 million in the fourth quarter due primarily to higher capital expenditures and cash interest paid for the early redemption of Notes. Free cash flow increased for the full year primarily because of improved EBITDA, lower payments under restructuring programs and higher interest received, partly offset by lower cash tax recoveries.

        Effect of the labour disruption on TELUS operations during 2005

    TELUS 2005 results were affected by a labour disruption that commenced on July 21 and concluded following the ratification of a collective agreement on November 18 (see Reaching a collective agreement in Section 3.1 Corporate priorities in 2005). Revenue grew at a slower pace in the second half of the year due in part to the work stoppage and increased competitive activity; however, the recent increase in competition for local residential telephony services by resellers, cable-TV companies, and other competitors offering VoIP services, makes it difficult to fully separate the competitive effects from labour disruption impacts on wireline revenues and subscribers. Reduced availability of field resources resulted in the Company giving priority to repair activities, and business and data services, which limited installations of residential access lines.
    Significant emergency operations planning costs were incurred in the second quarter. With the labour disruption beginning in July, emergency operations procedures were put in place to maintain customer service at the highest possible level. The labour disruption was most evident in British Columbia where all unionized employees were not at work for the duration of the labour disruption. A sizeable number of bargaining unit employees were working in Alberta. There was no labour disruption in the Ontario and Quebec operations, but additional costs were incurred for extra workload in areas such as call centres. Incremental expenses that arose from emergency operations procedures included management reassignments, paid overtime, third-party security and contractor costs, travel and accommodation and reduced capitalization of labour. These incremental expenses exceeded cost savings, such as those arising from lower compensation expenses for employees who stayed off work and adjustments to accruals for payroll and other employee-related expenses, as shown in the table below.
    With ratification of the new collective agreement, and the return to work of TELUS team members by early December, certain capital spending resumed, and in fact increased, in the fourth quarter of 2005, when compared to the same period in 2004. For the full year of 2005, capital expenditures were still lower than originally planned, due to deferral of some construction activities, while the balance of assets under construction rose due to delays in completion of in-progress work.
    The new five-year agreement provides increased operating flexibility and productivity, while facilitating better service for customers in an increasingly competitive marketplace. It fosters a performance culture with universal variable incentive pay, when performance metrics are met, and promotions that are based on performance as well as seniority. The agreement also establishes a new paradigm. For example, the Company and union agreed to work together to withdraw various types of litigation between the parties. As well, a Common Interest Forum has been established as a mechanism for co-operation and dialogue.

    -------------------------------------------------------------------------
    Estimated impacts of the
     work stoppage                          2005 Quarterly             2005
                                    --------------------------------   Full
                                         Q2         Q3         Q4      year
    -------------------------------------------------------------------------
    Net incremental Operations
     expenses, pre-tax ($ millions)      16         65         52        133

    Approximate earnings per share
     impact, after tax ($)            (0.03)     (0.12)     (0.10)     (0.25)
    -------------------------------------------------------------------------

    1.3  Performance scorecard for 2005 results

    TELUS' original targets for 2005 did not include the impacts of the four-month work stoppage. Despite this, the majority of the original targets were achieved or exceeded as a result of being ahead of plan early in the year. Guidance was revised for selected items in the interim reports for the first, second and third quarters (released in May, August and November, respectively), as well as the December 16, 2005 announcement of 2006 targets. Generally, guidance revisions were improvements from the original targets or narrowing of guidance ranges. All of the final guidance items were achieved. See Section 9 Looking forward to 2006 for the 2006 targets announced on December 16, 2005.

    - The original target for consolidated revenues was exceeded because of strong wireless average revenue per subscriber unit per month (ARPU) and subscriber growth, as well as growth in wireline data revenues.

    - The original targets for consolidated and wireline EBITDA were achieved, while the original target for wireless EBITDA was exceeded. Guidance for wireline segment EBITDA was revised upward in the first quarter to $1.875 to $1.925 billion based on being ahead of plan at the time, but this higher range was not achieved as a result of the work stoppage. Guidance for wireline EBITDA was lowered in the third quarter to $1.8 to $1.875 billion to reflect the net effects of the work stoppage somewhat offset by lower restructuring charges, and updated in December to narrow the expected range to $1.84 to $1.865 billion.

    - Capital expenditures - guidance for consolidated capital expenditures was revised in May to approximately $1.4 billion due to an expected increase in the wireline segment. The expectation was subsequently reduced in November to approximately $1.3 billion as a result of the work stoppage. Guidance for wireline capital expenditures increased to the upper end of the target range of approximately $1.0 billion in May, and was subsequently reduced to approximately $900 million in November. The original consolidated target was achieved, while the original wireline target was exceeded.

    - The original target for free cash flow was exceeded because of lower capital expenditures and higher wireless EBITDA.

    - The target for high-speed Internet subscriber net additions was not achieved, as the work stoppage limited gross additions of subscribers, while competitive activity increased in the second half of 2005. Guidance was lowered to approximately 65,000 with the third quarter results in November as the work stoppage significantly reduced third quarter gross additions. In December, the guidance was revised to more than 65,000, which was achieved.

    - The original target for wireless subscriber net additions was exceeded due to successful wireless marketing, as well as the fact that the Canadian wireless industry market penetration increased by approximately five percentage points rather than the approximately four percentage points originally anticipated.

    -------------------------------------------------------------------------

    Performance to 2005 targets and
    revised guidance

    ++  Outperformed
        target or
        guidance
    +   Met target
        or guidance
    -   Approximated                  Original
        target or                     targets               Final
        guidance                      for 2005             guidance
    X   Missed target    2005         (Dec. 17,            (Dec. 16,
        or guidance     results          2004)      Result    2005)    Result
    -------------------------------------------------------------------------
    Consolidated
                                       $7.9 to              $8.1 to
      Revenues       $8.14 billion   $8.0 billion    ++  $8.15 billion     +

                                       $3.2 to              $3.275 to
      EBITDA(1)     $3.295 billion   $3.3 billion     +  $3.325 billion    +

      Earnings per
       share - basic     $1.96      $1.65 to $1.85   ++  $1.90 to $2.00    +

      Capital                          $1.3 to               Approx.
       expenditures  $1.32 billion   $1.4 billion     +   $1.3 billion     +

      Free cash                        $1.2 to               $1.4 to
       flow(2)       $1.47 billion   $1.3 billion    ++    $1.5 billion    +
    -------------------------------------------------------------------------
    Wireline segment

      Revenue                          $4.7 to              $4.825 to
      (external)     $4.85 billion  $4.75 billion    ++   $4.85 billion    +

        Non-ILEC(3)                    $600 to               $625 to
         revenue     $632 million    $650 million     +   $635 million     +

                                       $1.85 to             $1.84 to
      EBITDA         $1.85 billion   $1.9 billion     +   $1.865 billion   +

        Non-ILEC                        $0 to                 $15 to
         EBITDA       $21 million     $10 million    ++    $20 million    ++

                                     $950 million
      Capital                            to                   Approx.
       expenditures   $914 million   $1.0 billion    ++    $900 million    +

      High-speed
       Internet
       subscriber                       Approx.             More than
       net additions     73,400         100,000       X       65,000       +
    -------------------------------------------------------------------------
    Wireless segment

      Revenue                           $3.2 to              $3.275 to
       (external)     $3.30 billion  $3.25 billion   ++    $3.3 billion    +

                                        $1.35 to             $1.425 to
      EBITDA         $1.44 billion    $1.4 billion   ++    $1.45 billion   +

      Capital                            $350 to              Approx.
       expenditures   $405 million    $400 million    -     $400 million   +

      Wireless
       subscriber                      425,000 to            More than
       net additions    584,300         475,000      ++       550,000      +
    -------------------------------------------------------------------------

    (1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) See Section 11.2 Free cash flow.
    (3) Non-incumbent local exchange carrier

    -------------------------------------------------------------------------

    2.   Core business, vision and strategy

    The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis.

    2.1  Core business

    TELUS Corporation, as the largest telecommunications company in Western Canada and the second largest in Canada, provides a wide range of telecommunications wireline and wireless products and services including data, Internet, voice, video and entertainment services. TELUS earns the majority of its revenue from access to, and the use of, the Company's national telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.
    The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Segmented information is regularly reported to the Company's chief operating decision maker. Intersegment sales are recorded at the exchange value.
    At December 31, 2005, the Company's principal subsidiary is wholly owned TELUS Communications Inc. (TCI), including TELE-MOBILE COMPANY partnership.

    2.2  Vision and strategy

    TELUS' strategic intent, or vision, is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS' strategy for growth is to focus on its core telecommunications business in Canada. As a result, it has evolved from a regional telecommunications company in 1999, serving markets with only 28% of Canada's population, to a strong national facilities-based player in the growth areas of wireless, data and Internet protocol (IP). The Company embarked on this strategy in 2000 to take advantage of the significant growth opportunities the national market offers.
    TELUS continues to be guided by its six long-standing strategic imperatives that guide the Company's actions and are generating the financial results of the Company. TELUS' activities in support of, and the results from, these imperatives include the following:

        Building national capabilities across data, IP, voice and wireless

    In 2005, the Company expanded its suite of advanced IP-based network applications with the introduction of TELUS IP-One Evolution(R). This new service enables business customers to migrate from their existing Centrex system to IP telephony at a pace that best suits their needs. In addition to utilizing the benefits of Centrex, customers gain the power of IP telephony, which converges voice, data and Internet and offers productivity-enhancing applications like integrated messaging and remote activation of services.
    Expansion in Central Canada is key to TELUS' business growth strategy. An example of this is the new five-year contract that TELUS signed with a large manufacturer to provide and manage Internet-based voice and data services. The contract will migrate Centrex-based infrastructure to an IP-One Evolution solution. Another example is the eight-year, $30 million agreement with Intrawest Corporation to be the exclusive supplier of certain IP and telecommunications services to all Intrawest resorts across Canada.
    Wireless population coverage was extended to 600,000 more Canadians in 2005, ending the year at 30.6 million. Distribution was extended with 19 new Company-owned wireless stores to approximately 140 corporate stores and a total of more than 2000 retail locations across Canada. International roaming for PCS clients was expanded to mainland China, New Zealand and Taiwan, building on existing roaming capability in, among other countries, Bermuda, the Dominican Republic, Guam, Hong Kong, Mexico, Puerto Rico, South Korea, the US Virgin Islands, Venezuela and across the United States. Two new global communications solutions were introduced in 2005: the Motorola A840 Worldphone, operating on both Code Division Multiple Access (CDMA) and Global System for Mobile (GSM) networks, and a GSM global roaming card. Both devices allow wireless clients to roam in more than 120 countries worldwide.
    TELUS mobile TV service, launched in August, allows wireless clients to access unlimited live television on their wireless phones for just $15 per month. TELUS mobile TV now offers access to ten channels and boasts a high quality display rate of four to six frames per second. In addition to faster speeds with EVDO (evolution data optimized), channel and handset selection for TELUS Mobile TV is being expanded.
    In addition, the wireless segment introduced the multi-network data access (MNDA) solution, a reliable way for public safety and enterprise clients to access mission critical data wirelessly and pass it between data networks without losing connections. In late 2005, a new wireless high speed network (EVDO) was introduced in major centres across Canada, offering business customers wireless data transfers at typical speeds of 400 to 700 kilobits per second - at least six times faster than previous wireless data services.

        Providing integrated solutions that differentiate TELUS from its competitors

    The Calgary Board of Education (CBE) signed in October a $65 million, 10-year contract with TELUS Sourcing Solutions for the delivery of some of the district's human resource (HR) services. This groundbreaking collaboration will allow the school board to benefit from leading-edge HR technology and expertise without up-front capital investment. The CBE is the first Canadian school district to enter this type of HR services agreement with a private sector organization. TELUS Sourcing Solutions will provide a range of HR and payroll services to the CBE. To support the delivery of these services, TELUS will implement and manage a new Human Resource Management System (HRMS) for CBE, delivering services including payroll, benefits, leave administration and recruitment and administrative activities related to the placement of support and temporary staff. This will enable the CBE to focus on its business of providing quality education programs for students. Approximately 50 CBE employees transferred to TELUS Sourcing Solutions under their existing terms and conditions of employment.
    TELUS Sourcing Solutions signed a 15-year agreement with Hamilton Health Sciences to deliver the process and information technology components of its HR services. Valued at $137 million, the agreement will see TELUS implement technology and application upgrades to Hamilton Health Sciences' HR management system, as well as assume the day-to-day management and delivery of its HR services including payroll, recruitment, compensation, occupational health and safety and benefits. Through the partnership, approximately 70 Hamilton Health Sciences employees joined TELUS. The agreement will also see the establishment of a new TELUS Centre of Excellence in Ontario, enabling TELUS in co-operation with Hamilton Health Sciences to develop, test and evaluate innovative HR system solutions that will be marketed to other health sector and broader public sector clients.
    TELUS announced the extension of its Future Friendly Home strategy and the expansion of its suite of services from mobility and security to entertainment. TELUS began a targeted launch of its innovative all digital television service, TELUS TV, in Edmonton and Calgary. Further expansion of TELUS TV is expected to continue on a targeted basis through a phased neighbourhood roll-out, with TELUS' own skilled team members selling, installing and supporting TELUS TV. For the associated technology risks, see
Section 10.8 Technology.

        Focusing relentlessly on the growth markets of data, IP and wireless

    TELUS continued to achieve strong consolidated growth in 2005 based on record wireless subscriber net additions of 584,300, a 17% increase in wireless revenue and an 8% increase in wireline data revenue.
    While TELUS ranks third in the Canadian wireless industry in terms of total subscribers, the success of its leadership position is reflected by TELUS Mobility generating the highest EBITDA and EBITDA less capital expenditures of the three national Canadian operators. TELUS continues to focus on profitable wireless growth in the national market, which consists of three major facilities-based players in most regional markets and niche-market competitors operating on a resale basis.

        Investing in internal capabilities to build a high-performance culture and efficient operations

    As a full-service telecom operator, TELUS should increasingly benefit from wireless and wireline synergistic bundling opportunities. This is a differentiating competitive advantage compared to competitors with narrow or stand-alone service offerings, and is expected to be supported by the integration of wireline and wireless operations, initiated in late 2005 subject to the risks described in Section 10.3 Business integrations and internal reorganizations.

        Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

    The acquisition of a 52.5% ownership interest in Ambergris Solutions Inc. in February 2005, combined with the acquisition of ADCOM, Inc. in November 2004, provided aggregate incremental revenues of approximately $59 million and incremental EBITDA of approximately $10 million in 2005. The purchase of Ambergris provides TELUS with international call centre capabilities and backup capabilities. The international capability also supports TELUS in its bids to offer competitive call centre services to potential new clients. The purchase of ADCOM gained TELUS a new customer base, multi-site operations and state-of-the-art equipment.
    In April 2005, TELUS and the B.C. provincial government announced an initiative, called Connecting Communities, that consolidates some 340 existing competitive services contracts (covering 10 broader public sector entities such as Crown corporations and health authorities) into one contract with the Province of B.C. and is to bring access to high-speed data and voice services to 119 rural B.C. communities by the end of 2006. TELUS expects to invest an estimated $110 million over four years to connect the communities to high-speed Internet and expand broadband services. With the additional
119 communities, a total of 334 communities in B.C. are to be connected by TELUS.
    This agreement helps secure a large share of provincial government business projected at more than $245 million for the next four years. It also positions TELUS for new revenue growth opportunities for up to seven years by enabling the Company to deploy innovative IP-based technology and services. TELUS will create a $12 million innovation fund to allow the public sector in B.C. to develop pilot opportunities in strategic areas of future growth, including health care and education. The fund can be used for future upgrades and infrastructure enhancements, subject to certain criteria and approval by TELUS, as set out in the contract.

        Going to market as one team, under a common brand, executing a single strategy

    Holiday season promotions in late 2005 using TELUS' nature-based brand were well received by the public and generated a significant amount of media attention. The popular and instantly recognized national master brand provides TELUS with a strong and differentiated marketing edge. For example, TELUS ads were ranked number one in the National Most Liked and Most Noticed categories in November as reported by Marketing Magazine.
    TELUS is committed to improving the economic, social and environmental well-being of communities across Canada. With a focus on young Canadians, TELUS looks for opportunities to use its technology and expertise in ways that positively influence the communities in which TELUS team members live, work and serve. To ensure the greatest impact possible, TELUS community investment efforts are focused in three areas - arts and culture, education and sport, and health and wellness. In 2005, seven TELUS Community Boards were established across Canada. Located in Vancouver, Edmonton, Calgary, Toronto, Ottawa, Montreal and Rimouski, the Boards meet quarterly to discuss local giving opportunities and strategically allocate approximately $3.5 million annually to local charities. In doing so, the Boards help TELUS determine where and how to invest resources to best optimize the benefits that flow to the community.
    In 2005, TELUS formed partnerships with five science centres across
Canada to help promote technological innovation and learning in science and technology. Over the next 20 years, TELUS expects to invest more than $43 million in the TELUS World of Science(R) in Vancouver, Calgary and Edmonton, and the Ontario and Montreal Science Centres. These partnerships will help to foster educational opportunities for young Canadians through the innovative use of technology and ensure these facilities remain leading-edge for future generations.

    3.   Key performance drivers

    To advance our strategy, focus on the near term opportunities and challenges, and to create value for shareholders, TELUS sets corporate priorities each year. A report on the progress against 2005 priorities is described below.

    3.1  Corporate priorities for 2005 - reporting back

    -------------------------------------------------------------------------
                 Progress against 2005 corporate priorities
    -------------------------------------------------------------------------
    Enhancing TELUS' leadership position in wireless

    - Generated a record number of subscriber net additions at 584,300 representing 34% of the net additions of the three national competitors, while obtaining 36% of the EBITDA and 39% of EBITDA less capital expenditures
    - Independently ranked as the best performing wireless operator in North America for six consecutive quarters ending June 2005, the most recently publicized rankings by N. Moore Capital
    - Introduced real-time access of live television programming to wireless phones in 2005 with the August launch of TELUS mobile TV service
    - Continued to lead the Canadian industry with the highest average revenue per subscriber unit per month (ARPU) of $62, while maintaining one of the lowest churn rates in North America at 1.39%. With significant EBITDA growth, EBITDA less capital expenditures increased to a record $1,038.2 million or 33.9% of Network revenue, as compared with $788 million or 30.3% of 2004 Network revenue.
    -------------------------------------------------------------------------
    Leveraging investments in high-speed Internet technology through Future Friendly Home services in B.C., Alberta and Eastern Quebec

    -   Promoted two additional varieties of high-speed Internet:
        - Increased promotion of TELUS High-Speed Enhanced Internet service, which offers much more speed than TELUS' regular high-speed Internet service and is ideal for online gaming and downloading large files
        - Starting in May, promoted the new TELUS High-Speed Lite Internet service, which offers speeds five times faster than dial-up Internet, but not as fast as TELUS' regular high-speed Internet, ideal for consumers wanting to surf the Internet and access e-mail.

    - In November, started a phased neighbourhood roll-out in Edmonton and Calgary of TELUS TV, an innovative all-digital television service.
    -------------------------------------------------------------------------
    Accelerating wireline performance in Ontario and Quebec business markets

    -   Non-ILEC revenue of $632 million increased by 12.6% when compared with 2004
    - Full year non-ILEC EBITDA became positive for the first time in 2005 at $21 million
    -   Gained a number of new large multi-year customers including
        Hamilton Health Sciences and the Government of Quebec.
    -------------------------------------------------------------------------
    Growing brand value by delivering a superior customer experience

    -   Launched three new TELUS IP security solutions:
        - Intrusion Prevention Service (a hardware-based solution, which continuously monitors customer network traffic for anomalies and destroys them before they affect legitimate users' services)
        - Secure Socket Layer virtual private network (VPN) (a turn-key solution that insulates a network environment against external attacks)
        - Distributed Denial of Service (eliminates the need for client software deployment, costly maintenance and desktop support by utilizing the Internet's capacity for data transportation).

    - Launched TELUS Telecommuting, a suite of communications services that allow business clients to work out of their homes. The services - high-speed Internet, VPN, a variety of phone options, and collaboration services such as web, audio and video conferencing - allow workers to create virtual offices at home
    - TELUS and Telephony(at)Work partnered to offer Canada's first fully integrated on-demand hosted contact centre service, CallCentreAnywhere(TM).
    -------------------------------------------------------------------------
    Driving continual improvements in productivity across TELUS

    - A number of smaller efficiency initiatives were undertaken in 2005, facilitated by $54 million in Restructuring and workforce reduction costs, with many activities delayed by the four-month work stoppage.
    -------------------------------------------------------------------------
    Reaching a collective agreement that reflects industry dynamics and embraces the needs of all TELUS stakeholders

    - A positive outcome for TELUS and team members was the ratification of a new five-year collective agreement on November 18, 2005. For a summary of labour relations activity in 2005 and the new contract, see Reaching a collective agreement below.
    -------------------------------------------------------------------------

        Reaching a collective agreement

    A labour disruption that began on July 21, 2005 was settled on November 18, 2005, following the ratification of a new five-year collective agreement covering approximately 14,000 employees located predominantly in TELUS' western incumbent region in B.C. and Alberta. The new agreement merges six previously separate collective agreements into one and applies to all unionized team members in B.C. and Alberta represented by the Telecommunications Workers Union (TWU), as well as TELUS Mobility team members in Central Canada who were included in the scope of the bargaining unit by Canada Industrial Relations Board (CIRB) Decisions 1088 and 278.
    The new agreement provides TELUS and its team members the flexibility to compete on a level playing field and support TELUS' leadership position in data, IP and wireless. After ratification, substantially all regular team members were recalled and working by the first week of December. The terms and conditions of the new collective agreement are effective from November 20, 2005 to November 19, 2010.

    The following are highlights of the new contract:

    - One-time lump sum payments in lieu of retroactive wage adjustments were provided for the period from the expiry of the previous collective agreements to the effective date of the ratified agreement (January 1, 2001 to November 20, 2005).

    - Total compensation increases, consistent with earlier guidance, for the majority of employees include base pay increases of a minimum of 2% per year with additional variable pay increasing over the term of the contract from 3 to 5% per year. Base pay harmonization between similar jobs in B.C. and Alberta is provided under the terms of the settlement.

    - Terms and conditions related to contracting out, scheduling of hours of work, paid time off the job, benefits, etc., are in line with competitive telecom benchmarks and are believed to provide TELUS with the required flexibility to effectively compete.

    - A foundation now exists for a renewed, constructive union-management relationship. For example, the parties agreed to work together to withdraw a number of cases currently before the Canada Industrial Relations Board, Federal Court of Appeal and other courts or administrative bodies to enable the parties to put an end to previous disputes. In addition, Common Interest Forums will involve executives from both the Union and TELUS for ongoing constructive dialogue on issues.

    - The proposed settlement of a long-standing pay equity complaint with respect to employees in British Columbia, includes the establishment of a $10 million pay equity fund by TELUS, subject to acceptance by the Canadian Human Rights Commission.

    - By March 2006, team members currently working in TELUS National Systems (TNS) and TELUS solutions de soutien will be included in the bargaining unit. In addition, the parties have agreed that team members employed in TELUS Mobility's directly owned retail store operations are to remain excluded from the bargaining unit.

    - Transition options, including the offer of a voluntary departure package, are available for approximately 700 team members affected by three offices that were closed in February 2006 and the outsourcing of non-core functions. In addition, TELUS made a commitment that several remaining call centres in B.C. will remain open for the term of the contract.

    3.2  Corporate priorities for 2006

    TELUS developed new corporate priorities for 2006 to: advance its industry-leading strategy; achieve meaningful commercial differentiation in the markets; capitalize on the technology convergence of wireless and wireline; and drive continued operating efficiency and effectiveness.

    -------------------------------------------------------------------------
           2006 corporate priorities across wireline and wireless
    -------------------------------------------------------------------------
    Advance TELUS' leadership in the consumer market through

    - TELUS' Future Friendly(R) suite of data applications for customers at home and on the move
    -   Best-in-class customer loyalty through cost-effective customer experience
    - Expanding TELUS' channel partner relationships to strengthen our distribution.
    -------------------------------------------------------------------------
    Advance TELUS' position in the business market through

    - Innovative solutions that enhance the competitiveness of TELUS' customers and deepen their loyalty
    - Increasing the Company's share in the business market by leveraging TELUS' mobile solutions such as high-speed data
    -   Improving delivery of managed solutions to small business customers.
    -------------------------------------------------------------------------
    Advance TELUS' position in the wholesale market through

    - Strengthening the Company's North American reach through innovative IP solutions
    - Establishing creative and preferred partnerships to grow TELUS' national customer base
    - Optimizing the use of partner networks to complement TELUS' network investments.
    -------------------------------------------------------------------------
    Drive improvements in productivity and service excellence by

    - Realizing efficiencies from the integration of wireline and wireless operations
    - Driving improvements in enterprise-wide productivity and customer service excellence to increase competitiveness
    - Capturing value from TELUS' investments in technology and innovation to streamline operations.
    -------------------------------------------------------------------------
    Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry by

    -   Continuing to leverage best practices across the Company
    - Cultivating a business ownership that embraces a philosophy of "our business, our customers, our team, my responsibility"
    - Capitalizing on TELUS' reputation as a progressive, high-performance Company to attract and retain the best team in Canada
    - Providing team members innovative opportunities for growth, development and employment options.
    -------------------------------------------------------------------------

    4.   Capability to deliver results

    4.1  Operational capabilities - Wireline

    Less than one-third of the Company's revenues are from wireline segment regulated revenues. Wireline regulated services include residential and business wireline services in incumbent local exchange carrier (ILEC) regions, competitor services and payphone services. Services that are forborne from regulation include non-incumbent local exchange carrier (non-ILEC) services, long distance services, Internet services, international telecommunications services, inter-exchange private line services, certain data services, and the sale of customer premises equipment.
    In 2005, ongoing industry-wide trends of increased competition and new technologies facilitated the decline in network access lines and reduced long distance prices. With agreements such as those with the Government of B.C. and the Calgary Board of Education, and growth initiatives in the business markets in Ontario and Quebec, TELUS endeavours to retain existing customers and position itself for future revenue growth, particularly in the areas of data and IP. Measures taken for consumer services include new Future Friendly Home services introduced in 2004, limited commercial launch of TELUS TV in 2005, and the introduction of a three-year contract option for consumer optional features bundles in 2005. This initiative was launched to help retain customers, lock in revenues over the contract period, and delay or reduce churn to competitors. In addition, TELUS expects to achieve further improvements in efficiency and productivity through the recently implemented five-year collective agreement including office closures, contracting out of specified non-core functions, as well as integration of operations in the wireline and wireless segments. See Section 5.4 Wireline segment results - Restructuring and workforce reduction costs and Section 10.3 Business integrations and internal reorganizations.
    During the fourth quarter, the Company continued to develop a new billing system in the wireline segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, beginning with a launch for consumer mass market accounts currently planned in 2006. See Section 10.4 Process risks.

    The Company's principal wireline geographic markets and competitors are:

    -------------------------------------------------------------------------
    Canadian geographic
    market                   TELUS wireline           Competition
    -------------------------------------------------------------------------
    National - business      IP-based national        BCE and Manitoba Tel
                             network overlaying       (Allstream) competing
                             extensive switched       with their own national
                             network in incumbent     infrastructures, and
                             territories in Western   others such as Navigata
                             Canada and Eastern       (owned by SaskTel).
                             Quebec.
                                                      System integrators of
                             Rate-regulated in        managed solutions, such
                             incumbent territories    as CGI, EDS and IBM.
                             of B.C., Alberta and
                             Eastern Quebec for       Substitution to
                             access and certain       wireless including to
                             competitive digital      TELUS wireless
                             network access           offerings.
                             services.

                             Non-rate regulated
                             operations in non-
                             incumbent areas of
                             Ontario and Quebec.
                             Focused on managed
                             data solutions in
                             the business market.
    -------------------------------------------------------------------------
    Western Canada           Access to virtually      Substitution to
    (B.C. and Alberta) -     every home. Rate         wireless including to
    consumer                 regulated for local      TELUS wireless
                             services.                offerings.
                             Significant investment   Shaw Cable - access to
                             in Internet              most homes in market.
                             infrastructure and       Provides Internet,
                             innovative services.     entertainment and VoIP-
                                                      based telephony
                             Plans to offer VoIP      services. Not rate-
                             service.                 regulated by the CRTC.

                             Has broadcasting         Call-Net (owned by
                             distribution licences    Rogers Communications),
                             to offer digital         Navigata, Primus,
                             television services in   Vonage, and various
                             select communities       others - urban focus.
                             across Alberta and       Collectively offer
                             B.C., as well as         local service on a
                             licences to offer        resale basis and with
                             commercial video-        VoIP offerings,
                             on-demand services.      Internet services
                             Began roll-out of        sometimes on a resale
                             service in Edmonton and  basis, and long
                             Calgary following        distance services.
                             extensive employee
                             trials.
    -------------------------------------------------------------------------
    Eastern Quebec -         Access to virtually      Substitution to
    consumer                 every home. Significant  wireless including to
                             investment in Internet   TELUS wireless
                             infrastructure and       offerings.
                             innovative services.
                                                      COGECO (cable-TV) -
                             Has broadcasting         urban focus. Offers
                             distribution licences    entertainment and VoIP-
                             and video-on-demand      based telephony
                             licences.                services.

                                                      Sprint, Excel,
                                                      Distributel, Sears and
                                                      Caztel compete in the
                                                      provision of long
                                                      distance services.

                                                      BCE and Vonage compete
                                                      for VoIP-based
                                                      services.
    -------------------------------------------------------------------------

    4.2   Operational capabilities - Wireless

    In TELUS' wireless segment, continued delivery of value-added solutions, excellent network quality, and an exceptional client service experience, contributed to profitable growth despite new competitive pressures. Future profitability and cash flow growth are expected to be realized from continued subscriber growth and operating scale efficiencies through a well managed client focused organization, as well as integration of operations with the wireline segment.
    Wireless services are not rate-regulated by the CRTC. The Company's principal wireless markets and competitors are:

    -------------------------------------------------------------------------
    Canadian geographic
    market                   TELUS wireless           Competition
    -------------------------------------------------------------------------
    National, business and   Facilities-based         Facilities-based
    consumer                 services with access     competitors such as
                             to 94% of Canadian       Rogers Wireless,
                             population, operating    nationally, and
                             a CDMA (code division    wireless offerings by
                             multiple access)         various regional telcos
                             network with state-of-   including Bell
                             the-art high speed EVDO  Mobility, SaskTel, MTS
                             in major centres, and    Mobility and Aliant
                             iDEN-based push-to-talk  Telecom Wireless.
                             service focused on the
                             commercial market        Resellers of BCE and
                             place.                   Rogers networks, such
                                                      as the Virgin
                                                      MobileGroup, 7-eleven
                                                      and certain cable-TV
                                                      companies.
    -------------------------------------------------------------------------

    4.3  Liquidity and capital resources

    TELUS generally achieved all of the objectives under its 2005 financing plan, as illustrated in the following table. With access to undrawn credit facilities of $1.4 billion at December 31, 2005, and expected cash flow from operations, the Company believes it has sufficient capability to fund its requirements in 2006. See Section 9.2 Financing Plan for 2006 and the associated risks in Section 10.7 Financing and debt requirements.

    -------------------------------------------------------------------------
    2005 financing plan and results
    -------------------------------------------------------------------------
    TELUS' 2005 financing plan was to use free cash flow generated by its business operations to:
    -------------------------------------------------------------------------
    - Maintain cash-on-hand in anticipation of the maturity of $1.578 billion of 7.5% TELUS Corporation Notes in June of 2006

        The Company exercised its right to early redeem, on December 1, 2005, the remaining $1.578 billion of 7.50%, Series CA, Notes outstanding. See Section 7.3 Cash used by financing activities.
    -------------------------------------------------------------------------
    - Repurchase Common Shares and Non-Voting Shares under the Normal Course Issuer Bid (NCIB)

        Repurchased approximately 20.8 million TELUS shares for $892.1 million during 2005 under two NCIB programs.

        Purchased for cancellation 73% of the maximum 14.0 million Common Shares and 100% of the maximum 11.5 million Non-Voting Shares permitted under the first program, which was effective from December 20, 2004 to December 19, 2005, for a cumulative outlay of approximately $913 million.

        A second program was approved that runs for a twelve-month period ending December 19, 2006, for potential repurchase and cancellation of up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. Approximately 634,000 Common Shares and 608,000 Non-Voting Shares were repurchased under this NCIB in December 2005 for
        $57.5 million. See Section 7.3 Cash used by financing activities.
    -------------------------------------------------------------------------
    -   Pay dividends

        Dividends of 20 cents per share were declared for each of the first three quarters. The declared dividend was increased to 27.5 cents per share for the fourth quarter dividend, which was paid on January 1, 2006. The target dividend payout ratio guideline continues to be in the range of 45 to 55% of sustainable earnings.
    -------------------------------------------------------------------------
    - Give consideration to redeeming or repurchasing debt in the open market

        On May 9, 2005, the Company provided notice of redemption for its convertible debentures at par, plus accrued and unpaid interest, for redemption on June 16, 2005. Convertible debenture holders exercised conversion options resulting in $131.7 million of convertible debenture principal being converted into approximately 3.3 million Non-Voting Shares. The conversion option in respect of $17.9 million of convertible debenture principal was not exercised and this principal amount was redeemed. See Section 6 Financial Condition - Shareholder's equity.
    -------------------------------------------------------------------------
    Other financing objectives included:
    -------------------------------------------------------------------------
    - Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A- in the future

        Investment grade credit ratings were maintained and improved ratings were received from all four rating agencies that cover TELUS. See
        Section 7.7 Credit ratings.

    - Maintain position of fully hedging foreign exchange exposure for indebtedness

        Maintained as planned.

    -   Renew the $800 million 364-day revolving credit facility in May 2005

        TELUS arranged for new credit facilities in May 2005 to replace $1.6 billion of prior credit facilities. See Section 7.5 Credit Facilities.

    -   Maintain a minimum $1 billion in unutilized liquidity

        Maintained as planned throughout the year, with more than
        $1.4 billion unused credit facilities at December 31, 2005, as well as availability under the accounts receivable securitization program and cash on hand.
    -------------------------------------------------------------------------

    5.   Results from operations

    5.1  General

    The Company has two reportable segments: wireline (discussed in Section 5.4) and wireless (discussed in Section 5.5). Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's chief operating decision maker.

    5.2  Quarterly results summary

    -------------------------------------------------------------------------
    ($ millions, except
     per share amounts, $)          2005 Q4    2005 Q3    2005 Q2    2005 Q1
    -------------------------------------------------------------------------
    Segmented revenue (external)
      Wireline segment              1,209.9    1,198.6    1,216.5    1,222.2
      Wireless segment                876.8      864.2      802.0      752.5
                                   ---------  ---------  ---------  ---------
    Operating revenues
     (consolidated)                 2,086.7    2,062.8    2,018.5    1,974.7

    Net income                         78.5      190.1      189.5      242.2
      Per weighted average Common
       Share and Non-Voting Share
       outstanding
        - basic                        0.22       0.53       0.53       0.67
        - diluted                      0.22       0.53       0.52       0.66
    Dividends declared per Common
     Share and Non-Voting Share
     outstanding                      0.275       0.20       0.20       0.20
    -------------------------------------------------------------------------


    -------------------------------------------------------------------------
    ($ millions, except
     per share amounts, $)          2004 Q4    2004 Q3    2004 Q2    2004 Q1
    -------------------------------------------------------------------------
    Segmented revenue (external)
      Wireline segment              1,209.3    1,199.9    1,189.0    1,171.1
      Wireless segment                755.6      747.0      676.6      632.7
                                   ---------  ---------  ---------  ---------
    Operating revenues
     (consolidated)                 1,964.9    1,946.9    1,865.6    1,803.8

    Net income                        135.6      156.6      172.3      101.3
      Per weighted average Common
       Share and Non-Voting Share
       outstanding
        - basic                        0.38       0.44       0.48       0.28
        - diluted                      0.37       0.43       0.48       0.28
    Dividends declared per Common
     Share and Non-Voting Share
     outstanding                       0.20       0.15       0.15       0.15
    -------------------------------------------------------------------------

    The trend in consolidated Operating revenues continued to reflect strong wireless growth resulting from an increased subscriber base and increased average revenue per subscriber unit (ARPU). TELUS wireline segment revenue growth slowed in the second half of 2005, due in part to the work stoppage and increased competitive activity. The wireline revenue growth continues to be generated from data revenues, partially offset by reduced voice long distance revenues and voice equipment sales. Wireline segment revenues include the impacts of regulatory price cap decisions.
    Net income and earnings per share for the second, third and fourth quarters of 2005 were impacted by increased net expenses leading up to and resulting from a labour disruption, as described earlier. In addition, financing costs in the fourth quarter of 2005 included a one-time
$33.5 million pre-tax loss on early redemption of debt, while in the second quarter of 2005, a one-time $17.5 million pre-tax provision was recorded for estimated damages stemming from an Ontario Appeal Court ruling. See
Section 10.6 Litigation and legal matters. Aside from the effects of the work stoppage and one-time financing costs, the trend in Net income and earnings per share reflected improved operating profitability and lower interest on long-term and short-term debt.
    There is significant fourth quarter seasonality in terms of wireless subscriber gross additions, related acquisition costs and equipment sales, and to a lesser extent, wireline high-speed Internet subscriber gross additions.
    Net income and earnings per share for seven of the quarters included net favourable impacts for the settlement of prior years' tax matters and consequential adjustments, as shown in the table below:

    -------------------------------------------------------------------------
    ($ in millions, except
     per share amounts)             2005 Q4    2005 Q3    2005 Q2    2005 Q1
    -------------------------------------------------------------------------
    Approximate Net income impact         4          4          3         54
    Approximate earnings per
     share impact                      0.01       0.01       0.01       0.15
    Approximate basic earnings
     per share, excluding
     favourable tax-related impacts    0.21       0.52       0.52       0.54
    -------------------------------------------------------------------------


    -------------------------------------------------------------------------
    ($ in millions, except
     per share amounts)             2004 Q4    2004 Q3    2004 Q2    2004 Q1
    -------------------------------------------------------------------------
    Approximate Net income impact        14          -         45         14
    Approximate earnings per
     share impact                      0.04          -       0.13       0.04
    Approximate basic earnings
     per share, excluding
     favourable tax-related impacts    0.34       0.44       0.35       0.24
    -------------------------------------------------------------------------

    On February 15, 2006, the Board of Directors of TELUS declared a quarterly dividend of 27.5 cents per share on outstanding Common and Non-Voting shares payable on April 1, 2006 to shareholders of record on the close of business on March 10, 2006.

    5.3  Consolidated results from operations

    -------------------------------------------------------------------------
    ($ millions except     Quarters ended                Years ended
     EBITDA margin           December 31                 December 31
     and employees)   2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Operating
     revenues      2,086.7   1,964.9     6.2 %   8,142.7   7,581.2     7.4 %

    Operations
     expense       1,316.8   1,178.5    11.7 %   4,793.5   4,438.0     8.0 %
    Restructuring
     and workforce
     reduction
     costs            35.5      19.8    79.3 %      53.9      52.6     2.5 %
    -------------------------------------------------------------------------

    EBITDA(1)        734.4     766.6    (4.2)%   3,295.3   3,090.6     6.6 %
    -------------------------------------------------------------------------

    EBITDA margin
     (%)(2)           35.2      39.0  (3.8)pts      40.5      40.8  (0.3)pts

    Total
     employees,
     end of period  29,819    25,798    15.6 %
    -------------------------------------------------------------------------

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.

    -------------------------------------------------------------------------

    Consolidated Operating revenues increased by $121.8 million and $561.5 million, respectively, in the fourth quarter and full year of 2005, when compared with the same periods in 2004, primarily as a result of strong revenue growth in the wireless segment, as well as growth in wireline segment data revenues. Consolidated EBITDA decreased by $32.2 million in the fourth quarter and increased by $204.7 million for the full year of 2005, when compared with the same periods in 2004. EBITDA for the fourth quarter was affected by the labour disruption and increased restructuring charges, partly offset by improved wireless profitability. The increase in consolidated EBITDA for the full year resulted from improved wireless profitability, partly offset by the effects of the labour disruption. The increase in employees was primarily from the acquisition of Ambergris in February 2005, which had approximately 3,200 employees at the end of 2005, as well as growth at TELUS Mobility to support a larger subscriber base.
    For further discussion by segment, see Section 5.4 Wireline segment results and Section 5.5 Wireless segment results.

    -------------------------------------------------------------------------
    Depreciation           Quarters ended                Years ended
     and amortization        December 31                 December 31
    ($ millions))     2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Depreciation     346.2     338.3     2.3 %   1,342.6   1,307.8     2.7 %
    Amortization
     of intangible
     assets           67.0      79.2   (15.4)%     281.1     335.3   (16.2)%
    -------------------------------------------------------------------------

                     413.2     417.5    (1.0)%   1,623.7   1,643.1    (1.2)%
    -------------------------------------------------------------------------

    Depreciation increased in the fourth quarter and full year of 2005, when compared with the same periods in 2004, due primarily to growth in shorter life data and wireless network assets and a reduction in service lives for ADSL (high-speed Internet) customer equipment, partly offset by lower depreciation arising from full amortization of older cell sites. Amortization of intangible assets decreased in the fourth quarter and full year of 2005, when compared with the same periods in 2004, as a result of several software assets becoming fully depreciated, partly offset by a $5.0 million write-down of an intangible right, related to termination of an indefeasible right-of-use contract for fibre, in the third quarter of 2005.

    -------------------------------------------------------------------------
    Other expense          Quarters ended                Years ended
     (income), net           December 31                 December 31
    ($ millions)      2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
                       9.3       8.7     6.9 %      18.4       8.7   111.5 %
    -------------------------------------------------------------------------

    Other expense includes charitable donations, accounts receivable securitization expense (see Section 7.6 Accounts receivable sale), gains and losses on disposal of property, and income (loss) or impairments in equity or portfolio investments. Charitable donations were approximately $4.5 million and $9 million, respectively, for the fourth quarter and full year of 2005, an increase of approximately $2 million for each period, when compared with 2004. The accounts receivable securitization expense was $4.2 million and $7.3 million, respectively, in the fourth quarter and full year of 2005, or approximately $3 million higher in each period when compared with 2004, as a result of the $350 million increase in proceeds from securitized accounts receivable on November 30, 2005 (see Section 7.6 Accounts receivable sale). The balance of other expense in both years included losses and impairments in equity and portfolio investments, net of gains from the sale of real estate. Gains on real estate in 2005 included recognition of a portion of gain deferred under sale and leaseback arrangements for administrative properties sold in 2002, following the return of some space to the respective landlords. The balance of other expense in 2004 also included a write-off of approximately $5 million of accumulated acquisition costs for the expired offer to purchase Microcell.

    -------------------------------------------------------------------------
                           Quarters ended                Years ended
    Financing costs          December 31                 December 31
    ($ millions)      2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Interest on
     long-term debt
     before unusual
     items           146.0     159.5    (8.5)%     618.0     647.0    (4.5)%
    Accrual for
     settlement of
     a lawsuit           -         -     n. m.      17.5         -     n. m.
    -------------------------------------------------------------------------
    Interest on
     long-term debt  146.0     159.5    (8.5) %     635.5    647.0    (1.8)%
    Interest on
     short-term
     obligations
     and other         3.0       1.4   114.3 %       8.2       8.5    (3.5)%
    -------------------------------------------------------------------------
    Interest on
     long-term debt,
     short-term
     obligations
     and other       149.0     160.9    (7.4)%     643.7     655.5    (1.8)%
    Loss on
     redemption of
     long-term debt   33.5         -     n. m.      33.5         -     n. m.
    Foreign exchange
     losses (gains)    1.6      (2.1)    n. m.       4.6      (3.1)    n. m.
    Interest income  (12.4)     (6.0) (106.7)%     (58.7)    (39.1)  (50.1)%
    -------------------------------------------------------------------------

                     171.7     152.8    12.4 %     623.1     613.3     1.6 %
    -------------------------------------------------------------------------

    In 2005, Financing costs included two significant one-time items. The first item was the second quarter accrual for estimated damages stemming from a June Ontario Appeal Court ruling on litigation affecting TELUS Communications Inc. (TCI). This ruling related to a BC TEL bond redemption matter dating back to 1997. See Section 10.6 Litigation and legal matters. The second one-time item was the loss on redemption of long-term debt recorded when the Company exercised its right to early redeem, on December 1, 2005, the remaining $1,578 billion of 7.50%, Series CA, Notes outstanding. The loss on redemption amount included the loss that arose from the settlement of the financial instrument that was an interest rate hedge associated with the debt redeemed on December 1. The loss on redemption was lower than the interest expense that would have been recorded over the remaining term of the debt.
    Aside from these one-time items, interest on long-term debt decreased by $13.5 million and $29.0 million, respectively, for the fourth quarter and full year of 2005, when compared with the same periods in 2004. This included approximately $10 million lower interest expense in December 2005 as a result of the early redemption. The remaining decrease was primarily due to the repayment of TCI Debentures and Medium-term Notes in 2004 and conversion/redemption of convertible debentures in the second quarter of 2005. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability) was $5,803.0 million at December 31, 2005, a 21% reduction when compared with $7,374.2 million one year earlier.
    Interest income earned in the fourth quarter and full year of 2005 includes $4.5 million and $25.2 million, respectively, for the settlement of various prior years' tax matters (as compared to $0.2 million and $26.2 million, respectively, for the same periods in 2004). The balance of interest income earned primarily from cash and temporary investments was $7.9 million and $33.5 million, respectively, for the fourth quarter and full year of 2005, as compared with $5.8 million and $12.9 million, respectively, for the same periods in 2004.

    -------------------------------------------------------------------------
    Income taxes
    ($ in millions,        Quarters ended                Years ended
     except tax              December 31                 December 31
     rates)           2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Blended federal
     and provincial
     statutory
     income tax
     based on net
     income before
     tax              47.5      64.9   (26.8)%     352.3     286.6    22.9 %
    Changes in
     estimates of
     available
     deductible
     differences in
     prior years         -      (7.6)  100.0 %    (37.5)      (9.1)    n. m.
    Tax rate
     differential
     on, and
     consequential
     adjustments from,
     the reassessment
     of prior year
     tax issues       (1.9)     (6.6)   71.2 %     (13.9)    (41.2)   66.3 %
    Revaluation of
     future tax assets
     and liabilities
     for changes in
     statutory income
     tax rates         7.7      (9.7)    n. m.      (5.1)    (12.9)   60.5 %
    Large corporations
     tax and other     5.5       9.4   (41.5)%      26.2      31.7   (17.4)%
    -------------------------------------------------------------------------

                      58.8      50.4    16.7 %     322.0     255.1    26.2 %
    -------------------------------------------------------------------------
      Blended federal
       and provincial
       statutory tax
       rates (%)      33.9      34.6  (0.7)pts      34.2      34.7  (0.5)pts
      Effective tax
       rates (%)      41.9      26.9  15.0 pts      31.3      30.9   0.4 pts
    -------------------------------------------------------------------------

    Changes in the blended federal and provincial statutory income tax expense were due to the 25.3% decrease, and 24.8% increase, respectively, in income before taxes for the fourth quarter and full year of 2005, when compared with the same periods in 2004. The blended federal and provincial tax rate decreased due mainly to changes in the B.C. tax rate. The B.C. provincial government enacted a reduction to general corporate income tax rates from 13.5% to 12.0% on income taxed in B.C, effective July 1 of 2005. The change in the B.C. tax rate also required a revaluation of the future tax liability and the future tax asset, resulting in a further net recovery of $12.8 million, recorded in the third quarter of 2005. The Quebec provincial government substantially enacted an increase to general corporate income tax rates from 8.9% to 11.9% to be phased in over four years beginning January 1 of 2006. The prospective increases in the Quebec tax rate required a revaluation of the future tax liability and the future tax asset, resulting in a net expense of $7.7 million in the fourth quarter of 2005. Reductions in tax also included changes in estimates of available deductible differences in prior years and a tax rate differential and consequential adjustments from the favourable reassessment of prior years' tax issues.
    Based on the assumption of the continuation of the rate of TELUS earnings, the current legal entity structure and anticipated reorganizations of TELUS and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Any material current income taxes recorded in 2006 are not expected to be paid until 2008.

    -------------------------------------------------------------------------
                           Quarters ended                Years ended
                             December 31                 December 31
    ($ millions)      2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Non-controlling
     interest          2.9       1.6    81.3 %       7.8       4.6    69.6 %

    Preference and
     preferred
     dividends           -         -         -         -       1.8  (100.0)%
    -------------------------------------------------------------------------

    Non-controlling interest represents minority shareholders' interests in several small subsidiaries, including minority shareholders' interest in Ambergris, acquired in February 2005.
    Preference and preferred dividends ceased with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

    5.4  Wireline segment results

    -------------------------------------------------------------------------
    Operating revenues -     Quarters ended              Years ended
     wireline segment          December 31               December 31
    ($ millions)      2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Voice local      536.7     534.4     0.4 %   2,174.1   2,145.4     1.3 %
    Voice long
     distance        212.0     229.7    (7.7)%     888.4     921.3    (3.6)%
    Data             399.8     372.8     7.2 %   1,533.4   1,416.4     8.3 %
    Other             61.4      72.4   (15.2)%     251.3     286.2   (12.2)%
    -------------------------------------------------------------------------
    External
     operating
     revenue       1,209.9   1,209.3     0.0 %   4,847.2   4,769.3     1.6 %
    Intersegment
     revenue          23.0      24.6    (6.5)%      90.4      96.6    (6.4)%
    -------------------------------------------------------------------------
    Total
     operating
     revenue       1,232.9   1,233.9    (0.1)%   4,937.6   4,865.9     1.5 %
    -------------------------------------------------------------------------


    -------------------------------------------
    Key operating
     indicators -
     wireline segment       At December 31
    (000s)            2005      2004    Change
    -------------------------------------------
    Residential
     network access
     lines           2,937     3,047    (3.6)%
    Business network
     access lines    1,754     1,761    (0.4)%
                    -------   -------   -------
    Total network
     access
     lines(1)        4,691     4,808    (2.4)%

    High-speed
     Internet
     subscribers     763.1     689.7    10.6 %
    Dial-up Internet
     subscribers     236.1     281.6   (16.2)%
                    -------   -------   -------
    Total Internet
     subscribers(2)  999.2     971.3     2.9 %


                           Quarters ended                Years ended
                             December 31                 December 31
    (000s)            2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Change in
     residential
     network access
     lines             (24)      (11) (118.2)%      (110)      (39) (182.1)%
    Change in
     business
     network access
     lines               6         2   200.0 %        (7)      (23)   69.6 %
                   -------- --------- --------- --------- --------- ---------
    Change in total
     network access
     lines             (18)       (9) (100.0)%      (117)      (62)  (88.7)%

    High-speed
     Internet net
     additions        27.0      34.8   (22.4)%      73.4     128.1   (42.7)%
    Dial-up Internet
     net reductions  (13.7)    (11.1)  (23.4)%     (45.5)    (38.2)  (19.1)%
                   -------- --------- --------- --------- --------- ---------
    Total Internet
     subscriber net
     additions        13.3      23.7   (43.9)%      27.9      89.9   (69.0)%
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    -------------------------------------------------------------------------

    Wireline revenues decreased by $1.0 million in the fourth quarter and increased by $71.7 million for the full year of 2005, when compared with the same periods in 2004. In the fourth quarter, lower long distance and other revenues were nearly offset by growing data services revenues and higher local service revenues. For the full year, growth in data services revenue significantly exceeded long distance revenue erosion and lower voice equipment sales.

    - Voice local revenue increased by $2.3 million and $28.7 million, respectively, in the fourth quarter and full year of 2005, when compared with same periods in 2004, as regulatory recoveries and the effect of business rate increases implemented June 1, 2005 were partly offset by the effect of continued line losses and a one-time regulatory recovery recorded for the full year of 2004. Regulatory recoveries in 2005 included approximately $10 million and $50 million, respectively, drawn from the price cap deferral account to offset mandated additional discounts for competitive digital network services (in basic data services) pursuant to CRTC Decision 2005-6. This adjustment was required because TELUS used the liability method for recording price cap deferrals. See the discussion below for data revenues, which contains the offsetting negative revenue impact for Decision 2005-6. Another regulatory recovery affecting 2005 results was a one-time $6.4 million adjustment recorded in the first quarter of 2005 for CRTC Decision 2005-4 (pertaining to subsidy requirements for high cost areas in TELUS Quebec ILEC territory for 2003 to 2005). In 2004, a $10.2 million regulatory recovery was recognized in the second quarter (in respect of CRTC Decision 2004-42 pertaining to deferral account recognition items).

       The increase in residential line losses in 2005, when compared with 2004, was due to increased competition from resellers, VoIP competitors (including the introduction of cable telephony in Calgary, Edmonton, Rimouski and Victoria), technological substitution to wireless services, lower second lines resulting from migration of dial-up Internet subscribers to high-speed Internet, and the labour disruption. The trend of declining residential network access lines may worsen in the future due to increased competition facilitated by cable telephony launches in January 2006 into Vancouver and likely additional regions in the future. Net business line gains in the fourth quarter of 2005 and net business line losses for the full year of 2005 were improvements from the same periods in 2004 and included a temporary increase in lines at the end of 2005 for an in-progress federal election. For the full year, growth in non-incumbent regions partly offset competitive losses and migration to more efficient ISDN (integrated services digital network) services in ILEC regions.

    - Voice long distance revenues decreased by $17.7 million and $32.9 million, respectively, for the fourth quarter and full year of 2005, when compared with the same periods in 2004. The decrease is consistent with industry-wide trends of strong price competition and technological substitution. The 3.6% rate of revenue erosion for the full year of 2005 improved from the 4.1% rate of erosion experienced in 2004, because of increased minute volumes (including growth in non-incumbent volumes) as well as an increase in the monthly long distance administration fee in certain long distance plans. This was despite continued decreases in average per-minute prices arising from strong competition as well as reduced call centre winback activity in the second half of the year because of the labour disruption.

    - Wireline segment data revenues increased by $27.0 million and $117.0 million, respectively, for the fourth quarter and full year of 2005, when compared with the same periods in 2004. This included an aggregate increase in the fourth quarter and full year of 2005, of approximately $12 million and $59 million, respectively, due to two recent acquisitions (Ambergris in February 2005 and ADCOM in late
       2004).

       Data revenue growth that was not attributable to acquisitions was approximately $15 million and $58 million, respectively, for the fourth quarter and full year of 2005. This growth was primarily due to: (i) increased Internet, enhanced data and hosting service revenues of approximately $11 million and $79 million, respectively, as a result of new business contracts, continued growth in high-speed Internet subscribers and a higher average price; (ii) increased managed data revenues from the provision of business process outsourcing services to customers; and (iii) increased data equipment sales. These increases were partly offset by the additional discounts for competitive digital network services of approximately $10 million and $50 million, respectively, mandated by CRTC Decision 2005-6, recorded in basic data services, as well as migration to enhanced data services. The increase in data revenues from acquisitions described above was substantially offset by these additional discounts in the same periods.

       The rate of growth in high-speed Internet subscribers has slowed, as expected, from that observed in 2004 due to the high existing household penetration rates for high-speed Internet services in Western Canada and lower gross additions caused by increased competitive activity and the labour disruption, mitigated in part by fewer deactivations of existing customers. In addition, the Company had experienced high net additions in the first quarter of 2004 due to a very attractive introductory marketing promotion of limited duration.

    - Other revenue decreased by $11.0 million and $34.9 million, respectively, for the fourth quarter and full year of 2005, when compared with the same periods in 2004, due mainly to lower voice equipment sales. In addition, an increase in the provision for expected retail and competitive quality of service penalties was made for lower service levels resulting from the work stoppage. The Company expects to apply to the CRTC in 2006 for an exemption from quality of service penalties related to the work stoppage.

    - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in wireless segment.

    Total external operating revenue discussed above included non-ILEC revenues of $165.2 million and $631.6 million, respectively, for the fourth quarter and full year of 2005. Non-ILEC revenues increased by $8.8 million or 5.6% and $70.9 million or 12.6%, respectively, for the fourth quarter and full year of 2005 when compared with 2004. The increase was a result of revenues from the purchase of ADCOM and growth in data service revenues, partly offset by competitive pricing pressures on voice services.

    -------------------------------------------------------------------------
    Operating expenses -
     wireline segment       Quarters ended              Years ended
    ($ millions except        December 31               December 31
     employees)       2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
    Salaries, benefits
     and other
     employee-
     related
     expenses        381.3     429.7   (11.3)%   1,612.8   1,649.4    (2.2)%
    Other
     operations
     expenses        407.2     302.5    34.6 %   1,418.6   1,215.5    16.7 %
    -------------------------------------------------------------------------
    Total
     operations
     expense         788.5     732.2     7.7 %   3,031.4   2,864.9     5.8 %
    -------------------------------------------------------------------------
    Total
     employees,
     end of period  22,888    19,500    17.4 %
    -------------------------------------------------------------------------

    Operations expense increased by $56.3 million and $166.5 million, respectively, in the fourth quarter and full year of 2005, when compared with the same periods in 2004. The increases were due primarily to activation of emergency operations procedures to minimize the impact on customer services during the labour disruption. As a result, customer service was maintained at higher than anticipated levels. Increased temporary expenses associated with the labour disruption included: management reassignments, overtime, third-party security and contractor costs, travel and accommodation, and lower capitalization of labour, which exceeded savings in compensation for employees who were not working and a revision to the labour settlement estimate. Expenses increased by approximately $10 million and $49 million, respectively, in aggregate due to acquisitions (ADCOM in late 2004 and Ambergris in February
2005). The addition of a contract in late 2004 to provide payroll services to the B.C. government, as well as two new human resource services contracts in the fourth quarter of 2005, also contributed to increased expenses. The total number of employees, aside from those added with the acquisition of Ambergris and the new payroll and HR services contracts, was not significantly changed in 2005.

    - Salaries, benefits and employee-related expenses decreased by $48.4 million and $36.6 million, respectively, in the fourth quarter and full year of 2005, when compared with the same periods in 2004. The decrease was due primarily to lower compensation expenses for employees who stayed off work and adjustments to accruals for payroll and other employee-related expenses, partly offset by increased expenses due to acquisitions and new contracts for the provision of payroll and human resources services described above, as well as increased compensation. The expense for defined benefit pension plans decreased by approximately $4 million for the quarter and $16 million for the year due to favourable returns on plan assets more than offsetting the negative impact of a lower discount rate for 2005, when compared with 2004.

    - Other operations expenses increased by $104.7 million and $203.1 million, respectively, in 2005, in the fourth quarter and full year of 2005, when compared with the same periods in 2004. The increase was due primarily to temporary expenses incurred during the labour disruption, such as increased third-party security and contractors. Increased expenses of approximately $33 million for the quarter and $43 million for the year were recorded due to lower capitalization of labour resulting from deferral of capital expenditures and reassignment of staff to operational activities during the labour disruption. Expenses also increased as a result of acquisitions and the new contracts for the provision of payroll and human resources services described above, and increased product and service cost of sales associated with higher data equipment sales. Otherwise, expenses decreased as a result of: (i) nominal payments to Verizon under the renegotiated Software and Related Technology and Service Agreement, compared with approximately $7 million for the fourth quarter of 2004 and $33 million for the full year of 2004;
       (ii) reduced facilities, transit and termination costs of approximately $3 million for the quarter and $22 million for the year due to the movement of traffic on-net and price cap discounts from competitor ILECs arising from CRTC Decision 2005-6, partly offset by higher outbound traffic volumes; and (iii) a lower bad debt expense of approximately $1 million for the quarter and $10 million for the year due to lower credit risk and continued improvement of collection practices that have reduced credit loss exposure.

    Included in the total segment expenses discussed above are non-ILEC operations expenses of $158.1 million and $610.4 million, respectively, in the fourth quarter and full year of 2005. Expenses for the quarter increased by $5.4 million (3.5%), while expenses for the full year increased by $27.5 million (4.7%), when compared with the same period in 2004. The increase in operations expense supported growth in non-ILEC revenues for the same period.

    -------------------------------------------------------------------------
    Restructuring and
     workforce reduction
     costs - wireline      Quarters ended                Years ended
     segment                 December 31                 December 31
    ($ millions)      2005      2004    Change      2005      2004    Change
    -------------------------------------------------------------------------
                      35.5      19.8     79.3%      53.9      52.6     2.5 %
    -------------------------------------------------------------------------

         General

    In 2005, the Company undertook a number of smaller initiatives within the ILEC portion of the wireline segment, such as operational consolidation, rationalization and integrations. These initiatives are aimed at improving the Company's operating and capital productivity. As at December 31, 2005, no future expenses remain to be accrued or recorded under the smaller initiatives substantially completed in 2005, but variances from estimates currently recorded may be recorded in subsequent periods. The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out and integration of wireline and wireless operations, does not currently exceed $100 million. See Forward-looking statements at the beginning of Managements discussion and analysis.

         Office closures and contracting out

    In connection with the collective agreement signed in the fourth quarter of 2005, as further discussed, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is aimed to improve the Company's operating and capital productivity and is a component of the Company's competitive efficiency program. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
    Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers and is a component of the Company's competitive efficiency program. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
    As at December 31, 2005, no future expenses remain to be accrued or recorded under the letter agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, will be incurred and recorded subsequent to December 31, 2005.
    As at December 31, 2005, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

         Integration of wireline and wireless operations

    On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program. During the year ended December 31, 2005, $3.0 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2005.

    -------------------------------------------------------------------------
    EBITDA and EBITDA        Quarters ended               Years ended
     margin - wireline         December 31                December 31
     segment               2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)   408.9    481.9  (15.1)%  1,852.3  1,948.4   (4.9)%
    EBITDA margin (%)      33.2     39.1 (5.9)pts     37.5     40.0 (2.5)pts
    -------------------------------------------------------------------------

    EBITDA decreased by $73.0 million and $96.1 million, respectively, in the fourth quarter and full year of 2005, when compared with the same periods in 2004. Temporary expenses associated with maintaining operations during the labour disruption, emergency operations planning expenses prior to July 21, increased restructuring charges and flat revenues in the second half of 2005 were the primary causes, despite improved non-ILEC profitability. Included in these results were net labour disruption related expenses of approximately
$52 million in the fourth quarter and $133 million for the full year. Non-ILEC EBITDA was $7.1 million and $21.2 million, respectively, for the fourth quarter and full year of 2005, compared with EBITDA of $3.7 million and $(22.2) million, respectively, in the same periods of 2004.
    Wireline segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    5.5  Wireless segment results

    -------------------------------------------------------------------------
    Operating revenues -     Quarters ended               Years ended
     wireless segment          December 31                December 31
     ($ millions)          2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Network revenue       816.9    696.0   17.4 %  3,064.6  2,599.9   17.9 %
    Equipment revenue      59.9     59.6    0.5 %    230.9    212.0    8.9 %
    -------------------------------------------------------------------------
    External operating
     revenue              876.8    755.6   16.0 %  3,295.5  2,811.9   17.2 %
    Intersegment revenue    6.3      6.3    0.0 %     23.5     21.5    9.3 %
    -------------------------------------------------------------------------
    Total operating
     revenue              883.1    761.9   15.9 %  3,319.0  2,833.4   17.1 %
    -------------------------------------------------------------------------


    ----------------------------------------------
    Key operating indicators - wireless segment
    ----------------------------------------------
    (000s)                    At December 31
                           2005     2004   Change
    ----------------------------------------------
    Subscribers -
     postpaid           3,666.8  3,240.3   13.2 %
    Subscribers -
     prepaid              853.9    696.1   22.7 %
                        -------- -------- --------
    Subscribers -
     total(1)           4,520.7  3,936.4   14.8 %

    Digital POPs(2)
     covered including
     roaming/resale
     (millions)(3)         30.6     30.0    2.0 %

                                     Quarters ended December 31
    (000s)                 2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Subscriber net
     additions -
     postpaid             143.2    144.8   (1.1)%    426.5    428.5   (0.5)%
    Subscriber net
     additions - prepaid   91.8     41.6  120.7 %    157.8     83.9   88.1 %
                        -------- -------- -------- -------- -------- --------
    Subscriber net
     additions - total    235.0    186.4   26.1 %    584.3    512.4   14.0 %

    Churn, per month
     (%)(4)                1.42     1.45 (0.03)pts    1.39     1.40 (0.01)pts
    COA(5) per gross
     subscriber
     addition ($)(4)        449      410    9.5 %      386      389   (0.8)%
    ARPU ($)(4)              63       61    3.3 %       62       60    3.3 %
    Average minutes of
     use per subscriber
     per month (MOU)        410      390    5.1 %      399      384    3.9 %

    EBITDA to network
     revenue (%)           39.8     40.9 (1.1)pts     47.1     43.9  3.2 pts
    Retention spend to
     network revenue(4)(%)  7.3      6.2  1.1 pts      6.0      5.1  0.9 pts
    EBITDA ($ millions)   325.5    284.7   14.3 %  1,443.0  1,142.2   26.3 %
    EBITDA excluding COA
     ($ millions)(4)      514.2    429.1   19.8 %  1,937.3  1,578.0   22.8 %
    -------------------------------------------------------------------------

    pts - percentage points

    (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) At December 31, 2005, TELUS' wireless PCS digital population coverage includes expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
    (5) Cost of acquisition.

    -------------------------------------------------------------------------

    - Wireless segment Network revenue increased by $120.9 million for the fourth quarter of 2005 and $464.7 million for the year ended
        December 31, 2005 as compared with the same periods in 2004. Wireless Network revenues for the fourth quarter and full year of 2005 were records for TELUS. This growth was a result of 14.8% expansion of the subscriber base combined with a $2 increase in average revenue per subscriber unit per month (ARPU). The ARPU increase represented the twelfth consecutive quarter of year-over-year increases. Similarly, ARPU for the full year of 2005 was $2 higher than 2004. The ARPU growth can be attributed to increased data usage including text messaging, mobile computing and downloads as well as higher voice revenues related to increased roaming, features and average minutes of use per subscriber per month (MOU).

        At December 31, 2005, postpaid subscribers represented 81.1% of the total cumulative subscriber base, remaining relatively stable from one year earlier and contributing to the significant ARPU premium attained over TELUS' competitors. Despite the commercial launch by new competitors in the prepaid market, the wireless segment achieved significant growth in prepaid net subscriber additions primarily as a result of a successful offering of the talk-away bundle, representing a third successive quarter of year-over-year increases. Consequently, total subscriber net additions of 235,000 for the fourth quarter and 584,300 for the full year of 2005 represented a quarterly and annual record for the wireless segment.

        Blended postpaid and prepaid monthly churn rates improved slightly in the fourth quarter and full year of 2005, as compared with the same periods in 2004. This is a significant accomplishment in the context of the challenges from labour disruptions, new competition, and other aggressive prepaid and push-to-talk offerings. Deactivations were 185,600 and 694,700 for the fourth quarter and full year of 2005, respectively as compared with 165,700 and 608,300 for the same periods in 2004. Although the monthly churn rate has improved steadily during 2005, churn is typically higher in the fourth quarter due to the significant number of contracts that expired and seasonally increased marketing promotions by all competitors during the seasonally high selling period. These churn and deactivation results reflect a continued focus on customer care including successful loyalty and retention efforts, enhanced product offerings and superior network quality.

    - Equipment sales, rental and service revenue increased only slightly in the fourth quarter when compared to the same period in 2004, despite significantly higher gross additions principally due to increased promotional, retention, and contracting activity and a shift in product mix. Handset revenue for the full year of 2005 increased mainly due to continued subscriber growth. Gross subscriber additions grew to 420,600 for the fourth quarter and 1,279,000 for the full year of 2005 as compared with 352,100 and 1,120,700 for the same periods in 2004. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

    -------------------------------------------------------------------------
    Operations expense -
     wireless segment        Quarters ended               Years ended
    ($ millions,               December 31                December 31
     except employees)     2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Equipment sales
     expenses             150.0    125.2   19.8 %    478.9    424.7   12.8 %
    Network operating
     expenses              93.4     99.9   (6.5)%    392.2    401.1   (2.2)%
    Marketing expenses    150.1    116.0   29.4 %    403.7    329.2   22.6 %
    General and
     administration
     expenses             164.1    136.1   20.6 %    601.2    536.2   12.1 %
    -------------------------------------------------------------------------
    Total operations
     expense              557.6    477.2   16.8 %  1,876.0  1,691.2   10.9 %
    -------------------------------------------------------------------------
    Total employees,
     end of period        6,931    6,298   10.1 %
    -------------------------------------------------------------------------

    Wireless segment operations expense increased in the fourth quarter and full year of 2005, when compared with the same periods in 2004, to support growth in the subscriber base. The wireless segment continued to achieve economies of scale as total 2005 operations expenses increased by only 10.9%, while the corresponding Network revenue growth was 17.9% and year-over-year subscriber growth was 14.8%.

    - Expenses related to equipment sales increased in the fourth quarter and full year of 2005 when compared with the same periods in 2004, principally due to an increase in gross subscriber activations, higher handset costs from a shift in product mix and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition.

    - The decreases in network operating expenses in the fourth quarter and full year of 2005, as compared with the same periods in 2004, were the result of efforts to improve roaming rates and reduced leased line costs through microwave build, as well as scale efficiencies, and the competitive digital network services discounts arising from CRTC Decision 2005-6. In addition, the fourth quarter of 2005 included a $5.3 million credit related to years 2003 to 2005, which reflected the December 6, 2005 Federal Court ruling that TELUS not be required to include wireless revenues in the calculation of telecommunications fees payable to the CRTC. These decreases were partly offset by increased transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. The digital population coverage grew to 30.6 million at December 31, 2005, as a result of continued activation of digital roaming regions and network expansion.

    - Marketing expenses in the fourth quarter and full year of 2005 increased primarily due to higher dealer compensation costs, expenses associated with the expanded subscriber base, increased advertising and promotion costs and increased re-contracting activity. COA per gross subscriber addition increased by $39 in the fourth quarter of 2005 to $449 as compared with the same period in 2004 due to higher handset subsidy costs related to competitive market offers and increased advertising spend. COA per gross subscriber addition improved by $3 to $386 for the full year of 2005, when compared with the same period in 2004. With the higher ARPU and lower churn rate, COA per gross subscriber addition expressed as a ratio of the lifetime revenue of the subscriber improved for the full year of 2005 as compared with the same period in 2004.

    - General and administration expenses increased by 20.6% in the fourth quarter and 12.1% for the full year of 2005, when compared to the same periods in 2004. The increase in employees to support the significant growth in the subscriber base and continued expansion of the Company-owned retail stores, combined with additional labour disruption-related costs, were partially offset by the payroll savings from fewer active employees during the labour disruption. Increased general and administration expenses as a result of the labour disruption were approximately $3 million in the fourth quarter of 2005, and no impact for the full year of 2005.

    -------------------------------------------------------------------------
    EBITDA and EBITDA
     margin -                Quarters ended               Years ended
    Wireless segment           December 31                December 31
                           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)   325.5    284.7   14.3 %  1,443.0  1,142.2   26.3 %
    EBITDA margin (%)      36.9     37.4 (0.5)pts     43.5     40.3  3.2 pts
    -------------------------------------------------------------------------

    Wireless segment EBITDA increased by $40.8 million in the fourth quarter and $300.8 million for the full year of 2005, when compared to the corresponding periods in 2004. Despite the labour disruption, the improvement in EBITDA and EBITDA margin for the full year of 2005 was attributed to the wireless segment's focus on profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, excellent monthly churn rates, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, was 39.8% for the fourth quarter and improved to 47.1% for the full year of 2005. This compares with 40.9% and 43.9%, respectively, for the same periods in 2004, representing a decrease of 1.1 and an increase of 3.2 percentage points, respectively.
    Wireless segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    6.  Financial condition


    The following are the changes in the consolidated balance sheets between December 31, 2004 and December 31, 2005.

    -------------------------------------------------------------------------
                    Dec. 31,   Dec. 31,                 %
    ($ millions)       2005       2004    Change   Change    Explanation
    -------------------------------------------------------------------------
    CURRENT ASSETS

      Cash and                                             Used accumulated
       temporary                                           cash to partially
       investments,                                        fund debt
       net              8.6      896.5    (887.9)  (99.0)% redemptions

                                                           See Section 7.
                                                           Liquidity and
                                                           capital resources
    -------------------------------------------------------------------------
      Accounts                                             Reduced by the
       receivable     610.3      863.5    (253.2)  (29.3)% $350 million
                                                           increase in
                                                           proceeds from
                                                           securitized
                                                           accounts
                                                           receivable on
                                                           November 30;
                                                           partly offset by
                                                           higher sales
    -------------------------------------------------------------------------
      Income and                                           Refunds received
       other taxes                                         net of changes in
       receivable     103.7      132.5     (28.8)  (21.7)% estimates of near-
                                                           term recoverable
                                                           taxes
    -------------------------------------------------------------------------
      Inventories     138.8      133.3       5.5     4.1 % Primarily an
                                                           increase in
                                                           wireless inventory
                                                           levels
    -------------------------------------------------------------------------
      Prepaid                                              Primarily net
       expenses                                            amortization of
       and other      154.7      183.4     (28.7)  (15.6)% maintenance
                                                           contracts and a
                                                           reduction in
                                                           connection and
                                                           activation fees
    -------------------------------------------------------------------------
      Current                                              Decrease in
       portion of                                          available tax loss
       future                                              pools and non-
       income taxes   226.4      438.4    (212.0)  (48.4)% deductible
                                                           reserves
    -------------------------------------------------------------------------
    CURRENT LIABILITIES

      Accounts                                             Principally an
       payable and                                         increase in
       accrued                                             payables
       liabilities  1,393.7    1,362.6      31.1     2.3 % associated with
                                                           higher fourth
                                                           quarter capital
                                                           expenditures, and
                                                           the accrual for
                                                           settlement of a
                                                           lawsuit, partly
                                                           offset by reduced
                                                           payroll
                                                           liabilities and
                                                           lower interest
                                                           payable
    -------------------------------------------------------------------------
      Restructuring
       and workforce
       reduction
       accounts                                            Payments under
       payable and                                         previous programs
       accrued                                             exceeded new
       liabilities     57.1       70.7     (13.6)  (19.2)% obligations
    -------------------------------------------------------------------------
      Advance                                              Primarily an
       billings and                                        increase in price
       customer                                            cap deferred
       deposits       571.8      531.5      40.3     7.6 % revenues and
                                                           increased Mobility
                                                           billings, partly
                                                           offset by lower
                                                           activation and
                                                           connection fees
    -------------------------------------------------------------------------
      Current
       maturities
       of long-term                                        Current maturities
       debt             5.0        4.3       0.7    16.3 % of capital leases
    -------------------------------------------------------------------------
    WORKING                                                Primarily the
     CAPITAL(1)      (785.1)     678.5  (1,463.6)    n. m. reduction of cash
                                                           and an increase in
                                                           securitized
                                                           receivables
                                                           associated with
                                                           early redemption
                                                           of debt, as well
                                                           as the decrease in
                                                           the current future
                                                           income tax asset
    -------------------------------------------------------------------------
    CAPITAL ASSETS,                                        See Sections 5.3
     NET           10,941.5   11,221.0    (279.5)   (2.5)% Consolidated
                                                           results of
                                                           operations -
                                                           Depreciation and
                                                           amortization and
                                                           7.2 Cash used by
                                                           investing
                                                           activities
    -------------------------------------------------------------------------
    OTHER ASSETS

      Deferred                                             Primarily pension
       charges        850.2      704.4     145.8    20.7 % plan contributions
                                                           in excess of
                                                           charges to income
    -------------------------------------------------------------------------
      Future income                                        Reflects use of
       taxes              -       99.8     (99.8) (100.0)% loss carry forward
                                                           amounts and
                                                           reclassifications
                                                           to the long-term
                                                           future income tax
                                                           liability
    -------------------------------------------------------------------------
      Investments      31.2       38.4      (7.2)  (18.8)% Write down of
                                                           certain portfolio
                                                           investments, net
                                                           of new investments
    -------------------------------------------------------------------------
      Goodwill      3,156.9    3,126.8      30.1     1.0 % Primarily goodwill
                                                           added for
                                                           acquisition of
                                                           Ambergris, net of
                                                           foreign exchange
                                                           changes
    -------------------------------------------------------------------------
    LONG-TERM DEBT  4,639.9    6,332.2  (1,692.3)  (26.7)% TELUS Corporation
                                                           7.5% Notes
                                                           ($1,578.0 million)
                                                           were redeemed
                                                           early on Dec. 1,
                                                           2005; the
                                                           $141.6 million
                                                           Dec. 31, 2004
                                                           balance of
                                                           Convertible
                                                           debentures was
                                                           converted to
                                                           equity or
                                                           redeemed; and the
                                                           Canadian dollar
                                                           value of U.S.
                                                           dollar denominated
                                                           Notes decreased by
                                                           $120.4 million
                                                           because of a
                                                           strengthening
                                                           Canadian dollar.
                                                           Partly offsetting
                                                           these items was a
                                                           draw of $142
                                                           million against
                                                           TELUS' three-year
                                                           credit facility
                                                           outstanding at the
                                                           end of 2005
    -------------------------------------------------------------------------
    OTHER                                                  Primarily an
     LONG-TERM                                             increase in the
     LIABILITIES    1,635.3    1,506.1     129.2     8.6 % deferred hedging
                                                           liability for U.S.
                                                           dollar denominated
                                                           Notes, resulting
                                                           from a
                                                           strengthening
                                                           Canadian dollar
    -------------------------------------------------------------------------
    FUTURE INCOME                                          Reclassification
     TAXES          1,023.9      991.9      32.0     3.2 % from the long-term
                                                           future income tax
                                                           asset plus the net
                                                           increase in
                                                           temporary
                                                           differences for
                                                           long-term assets
                                                           and liabilities,
                                                           particularly
                                                           pension assets
    -------------------------------------------------------------------------
    NON-CONTROLLING                                        The increase arose
    INTEREST           25.6       13.1      12.5    95.4 % from minority
                                                           partners' share of
                                                           several small
                                                           subsidiaries,
                                                           including an
                                                           acquisition in
                                                           2005
    -------------------------------------------------------------------------
    SHAREHOLDERS'
     EQUITY

    Convertible                                            $7.8 million was
     debentures           -        8.8      (8.8) (100.0)% transferred to
                                                           share capital (in
                                                           Common equity)
                                                           when shareholders
                                                           exercised their
                                                           conversion option
                                                           in 2005, while the
                                                           balance was
                                                           transferred to
                                                           contributed
                                                           surplus (in Common
                                                           equity) with the
                                                           redemption of the
                                                           remaining
                                                           debentures on June
                                                           15, 2005
    -------------------------------------------------------------------------
    Common equity   6,870.0    7,016.8    (146.8)   (2.1)% The reduction
                                                           during 2005 was
                                                           comprised of:

                                                           - Normal Course
                                                             Issuer Bid
                                                             expenditures of
                                                             $892.1 million
                                                             to repurchase
                                                             10.7 million
                                                             Non-Voting
                                                             shares and
                                                             10.1 million
                                                             Common Shares;
                                                           - Dividends of
                                                             $312.2 million;
                                                             and
                                                           - Other of
                                                             $7.1 million;
                                                           partly offset by
                                                           increases from:
                                                           - Net income of
                                                             $700.3 million;
                                                           - Share options
                                                             exercised of
                                                             $232.6 million
                                                             to issue 7.6
                                                             million Non-
                                                             Voting Shares
                                                             and 1.0 million
                                                             Common Shares;
                                                             and
                                                           - Conversion of
                                                             $131.7 million
                                                             of Convertible
                                                             debentures into
                                                             3.3 million Non-
                                                             Voting Shares
    -------------------------------------------------------------------------

    (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

    7.   Liquidity and capital resources

    7.1  Cash provided by operating activities

    -------------------------------------------------------------------------
                             Quarters ended               Years ended
    ($ millions)               December 31                December 31
                           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                          805.0    613.8   31.2 %  2,914.6  2,538.1   14.8 %
    -------------------------------------------------------------------------

    Cash provided by operating activities increased by $191.2 million and $376.5 million, respectively, in the fourth quarter and full year of 2005, when compared with the same periods in 2004. Changes in cash provided by operating activities were mainly due to the following in the fourth quarter and full year of 2005, when compared with the same periods in 2004:

    - Cash was provided by a $350 million increase in proceeds from securitized accounts receivable in fourth quarter and full year of 2005, compared to no change in the fourth quarter of 2004, and a $150 million reduction in full year of 2004

    - Income tax recoveries net of installment payments for the fourth quarter of 2005 increased by 50.1 million

    - EBITDA decreased by $32.2 million in the fourth quarter of 2005, but increased by $204.7 million for the full year of 2005, when compared with the same periods in 2004

    - Restructuring and workforce reduction payments decreased by $4.9 million and $52.3 million, respectively

    - Interest received increased by $8.9 million and $20.0 million, respectively

    - Employer contributions to employee defined benefit plans increased by $4.5 million in the fourth quarter and decreased by $18.0 million for the full year. The increase for the quarter was due to earlier timing of funding in 2004. The decrease for the full year was due to updated actuarial valuations and net acceleration of funding in 2004. The Pension Plan for Management and Professional Employees of TELUS Corporation ceased accepting new participants on January 1, 2006.

    Partly offsetting the above were:

    - Income tax recoveries net of installment payments for the full year of 2005 decreased by 125.1 million

    - In the fourth quarter of 2004, TELUS received $33.3 million from Verizon, recorded as a reduction of prepaid and deferred services. The $33.3 million was part of the $148.1 million (US $125 million) received when the independent Directors of TELUS agreed to facilitate the divestiture by Verizon of its entire 20.5% equity interest in TELUS

    - Interest paid increased by $26.0 million and $5.4 million, respectively, due to the $30.9 million paid in respect of early redemption of 7.50%, Series CA, Notes on December 1, 2005, partly offset by lower interest due to conversion and redemption of Convertible debentures in 2005, and debt repayments in 2004

    - Other changes in non-cash working capital in 2005 including an increase in accruals for capital expenditures, a reduction in payroll and employee-related liabilities and the payment of lump sum amounts to bargaining unit employees.


    7.2 Cash used by investing activities

    -------------------------------------------------------------------------
                             Quarters ended               Years ended
    ($ millions)               December 31                December 31
                           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                          375.7    342.8    9.6 %  1,355.2  1,299.5    4.3 %
    -------------------------------------------------------------------------

    Cash used by investing activities increased by $32.9 million and $55.7 million, respectively, in the fourth quarter and full year of 2005, when compared with the same periods in 2004. The increase for the fourth quarter was primarily due to higher capital expenditures. The increase for the full year was primarily from the $29.4 million investment in Ambergris in the first quarter of 2005 (compared with the acquisition of ADCOM for $12.2 million in the fourth quarter of 2004) and lower proceeds from the sale of non-core assets. Assets under construction increased to $516.4 million at December 31, 2005, compared with $329.6 million at December 31, 2004, due to delays in completing capital projects caused by the labour disruption, as well as capitalized costs related to a new billing system in the wireline segment.

    -------------------------------------------------------------------------
    Capital
    expenditures
    by segment
    ($ millions, except      Quarters ended               Years ended
    capital expenditure        December 31                December 31
    intensity)             2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
    Wireline segment      230.2    220.8    4.3 %    914.2    964.3   (5.2)%
    Wireless segment      143.9    122.6   17.4 %    404.8    354.7   14.1 %
    -------------------------------------------------------------------------
    TELUS consolidated    374.1    343.4    8.9 %  1,319.0  1,319.0    0.0 %
    -------------------------------------------------------------------------
    Capital expenditure
     intensity (1)(%)      17.9     17.5   0.4pts     16.2     17.4  (1.2)pts
    -------------------------------------------------------------------------

    (1) Measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    -------------------------------------------------------------------------

    - Wireline segment ILEC capital expenditures decreased by 3.8% to approximately $194 million in the fourth quarter of 2005, and decreased by 3.3% to approximately $799 million for the full year of 2005, when compared with the same periods in 2004. The decrease included some deferral of capital expenditures due to the work stoppage. Greater investment in internal systems and processes was more than offset by lower expenditures on network infrastructure and other projects.

        Wireline non-ILEC capital expenditures increased by 88.7% to approximately $37 million in the fourth quarter of 2005, when compared with the fourth quarter of 2004, primarily due to different timing of investments in the IP infrastructure expansion. For the full year of 2005, non-ILEC capital expenditures decreased by 16.6% to $115 million, when compared with 2004, as spending in 2004 required up-front investment to support certain major enterprise customers.

        The wireline segment capital expenditure intensity ratios of 18.7% and 18.5%, respectively, for the fourth quarter and full year of 2005, compared with 17.9% and 19.8%, respectively, in the same periods in 2004. The work stoppage delayed expenditures into the fourth quarter of 2005, but were lower than originally planned for the full year. Cash flow (EBITDA less capital expenditures) decreased by 4.7% to $938.1 million in 2005, when compared to 2004, due to lower EBITDA.

    - Wireless segment capital expenditures increased by $21.3 million in the fourth quarter of 2005, when compared with the same period in 2004, as the third quarter of 2005 included a deferral of network capital expenditures related to the labour disruption. Increased capital expenditures of $50.1 million for the full year of 2005 were attributed to strategic investments in next-generation EVDO-capable wireless network technology and continued enhancement of digital wireless capacity and coverage.

        Capital expenditure intensity for the wireless segment was 16.3% in the fourth quarter of 2005 and 16.1% in the fourth quarter of 2004 due to high quarterly expenditure levels in both periods. Capital expenditure intensity for the full year of 2005 was 12.2% as compared with 12.5% for the same period in 2004 as growth capital expenditures paralleled growth in revenues. Wireless segment EBITDA generated cash flows (EBITDA less capital expenditures) were $181.6 million in the fourth quarter of 2005. Wireless cash flow in 2005 exceeded wireline cash flow for the first time on a full year basis, increasing by 31.8% over 2004 to a wireless segment record $1,038.2 million.

    For the fourth quarter of 2005, TELUS' EBITDA less capital expenditures (see Section 11.1 EBITDA for the calculation) decreased by 14.9% to $360.3 million, when compared with 2004 due to increased capital expenditures and lower EBITDA. For the full year of 2005, TELUS' EBITDA less capital expenditures increased by 11.6% to $1,976.3 million in 2005, when compared with 2004, as a result of higher EBITDA.

    7.3 Cash provided (used) by financing activities

    -------------------------------------------------------------------------
                             Quarters ended               Years ended
    ($ millions)               December 31                December 31
                           2005     2004   Change     2005     2004   Change
    -------------------------------------------------------------------------
                       (1,742.8)     3.3   n. m.  (2,447.3)  (348.3)  n. m.
    -------------------------------------------------------------------------

    Cash used by financing activities increased significantly in the fourth quarter and full year of 2005, when compared with the same periods in 2004, primarily due to the early redemption on December 1, 2005, of the remaining $1.578 billion of 7.50%, Series CA, Notes, as well as purchases of shares under Normal Course Issuer Bids. Financing activities included:

    -   Proceeds from Common Shares and Non-Voting Shares issued were
        $19.1 million and $219.4 million, respectively for the fourth quarter and full year of 2005, a decrease of $58.9 million from the fourth quarter of 2004 and an increase of $70.6 million when compared with full year of 2004. The decrease for the quarter was mainly due to lower proceeds from share purchases for employee share plans, as TELUS now purchases these shares in the market, rather than issue shares from treasury. The increase for the full year was mainly due to the exercise of options and warrants in 2005, partly offset by lower proceeds from share purchases for employee share plans.

        In addition, during the second quarter of 2005, convertible debentures with a principal value of $131.7 million were converted into approximately 3.3 million Non-Voting Shares. Due to the non-cash nature of these transactions, the conversions are shown as balance sheet adjustments and are not included in the financing activities of the cash flow statements.

    - Cash dividends paid to shareholders were $96.6 million and $312.2 million, respectively, for the fourth quarter and full year of 2005, representing a decrease of $16.1 million from the fourth quarter of 2004 and an increase of $63.5 million when compared with the full year of 2004. The primary reason for the decrease in the quarter was due to the fact that in 2004, both third quarter and fourth quarter declared dividends were remitted in the fourth quarter period, while in 2005, only the fourth quarter declared dividend was remitted in the fourth quarter period. The increase for the full year arose principally from the declaration of higher per share dividends in 2005 when compared with 2004, as well as the purchase of dividend reinvestment plan shares in the market rather than issuing shares from treasury. Dividends declared were 27.5 cents per share and
        87.5 cents per share, respectively, for the fourth quarter and full year of 2005, compared with 20 cents per share and 65 cents per share, respectively, in the same periods in 2004.

    - Under the first Normal Course Issuer Bid (NCIB) program that was initiated on December 20, 2004 and expired on December 19, 2005, TELUS purchased for cancellation approximately 73% of the maximum
        14 million Common Shares permitted and 100% of the maximum
        11.5 million Non-Voting Shares permitted. The $912.6 million total outlay under this program was comprised of a $369.5 million reduction to share capital representing the book value of shares repurchased, and a $543.1 million reduction to retained earnings representing the amount in excess of book value. During the fourth quarter 2005 until expiry of the program, TELUS purchased for cancellation approximately
        1.9 million Common Shares and approximately 1.9 million Non-Voting Shares for an outlay of $171.1 million, which was comprised of a $65.0 million reduction to share capital and a $106.1 million reduction to retained earnings.

        On December 16, 2005, TELUS announced that a new NCIB program was accepted by the Toronto Stock Exchange (TSX). Under the new program, TELUS may purchase for cancellation over a 12-month period up to 12 million of its outstanding Common Shares and up to 12 million of its outstanding Non-Voting Shares, representing approximately 6.5% and 7.2%, respectively, of the public float on the date of the announcement. The new program became effective on December 20, 2005, and will expire on December 19, 2006. By December 31, 2005, TELUS had purchased for cancellation under this new program approximately 634,000 Common Shares and 608,000 Non-Voting Shares. The
        $57.5 million outlay under the new program was comprised of a $20.9 million reduction to share capital and a $36.6 million reduction to retained earnings.

    The following tables enumerate the shares repurchased and costs under these programs for 2005 and cumulatively.

    -------------------------------------------------------------------------
    Normal Course Issuer Bid Programs - shares
    -------------------------------------------------------------------------

    Shares                                          First program
    repurchased for                          beginning Dec. 20, 2004 and
    cancellation                                 ending Dec. 19, 2005
    -------------------------------------------------------------------------
                                            In 2005    Total for   Percentage
                                                        program         of
                                                       duration      maximum
                                                                    permitted
    -------------------------------------------------------------------------

    Common                                 9,503,300  10,259,011      73.3 %
    Non-Voting                            10,048,600  11,500,000     100.0 %
    -------------------------------------------------------------------------
                                          19,551,900  21,759,011      85.3 %
    -------------------------------------------------------------------------


    -------------------------------------------------------------------------
    Normal Course Issuer Bid Programs - shares
    -------------------------------------------------------------------------

    Shares                                            Second program
    repurchased for                              beginning Dec. 20, 2005
    cancellation
    -------------------------------------------------------------------------
                                            In 2005    Maximum     Percentage
                                                       shares           of
                                                      permitted      maximum
                                                         for        permitted
                                                      repurchase
    -------------------------------------------------------------------------

    Common                                   634,469  12,000,000       5.3 %
    Non-Voting                               607,700  12,000,000       5.1 %
    -------------------------------------------------------------------------
                                           1,242,169  24,000,000       5.2 %
    -------------------------------------------------------------------------


    -------------------------------------------------------------
    Normal Course Issuer Bid Programs - shares
    -------------------------------------------------------------

    Shares                                Total of both programs
    repurchased for
    cancellation
    -------------------------------------------------------------
                                            In 2005   Cumulative
                                                          (1)
    -------------------------------------------------------------

    Common                                10,137,769  10,893,480
    Non-Voting                            10,656,300  12,107,700
    -------------------------------------------------------------
                                          20,794,069  23,001,180
    -------------------------------------------------------------


    -------------------------------------------------------------------------
    Normal Course Issuer Bid programs - cost
    -------------------------------------------------------------------------
    Outlay
                                                    First program
    ($ millions)                             beginning Dec. 20, 2004 and
                                                 ending Dec. 19, 2005
    -------------------------------------------------------------------------
                                            In 2005    Total for
                                                        program
                                                       duration
    -------------------------------------------------------------------------
    Reduction of:
     Share capital                             330.1       369.5

    Retained
     earnings                                  504.5       543.1
    ------------------------------------------------------------------------
                                               834.6       912.6
    ------------------------------------------------------------------------


    -------------------------------------------------------------------------
    Normal Course Issuer Bid programs - cost
    -------------------------------------------------------------------------
    Outlay
                                                      Second program
    ($ millions)                                 beginning  Dec. 20, 2005

    ------------------------------------------------------------------------
                                            In 2005

    ------------------------------------------------------------------------
    Reduction of:
     Share capital                              20.9

    Retained
     earnings                                   36.6
    ------------------------------------------------------------------------
                                                57.5
    ------------------------------------------------------------------------


    -------------------------------------------------------------
    Normal Course Issuer Bid programs - cost
    -------------------------------------------------------------
    Outlay
                                         Total of both programs
    ($ millions)

    -------------------------------------------------------------
                                            In 2005   Cumulative
                                                          (1)
    -------------------------------------------------------------
    Reduction of:
     Share capital                             351.0       390.4

    Retained
     earnings                                  541.1       579.7
    -------------------------------------------------------------
                                               892.1       970.1
    -------------------------------------------------------------

    (1) From December 20, 2004 to December 31, 2005

    -------------------------------------------------------------


    - Long-term debt issued in the fourth quarter of 2005 was comprised of a draw of $142 million against TELUS' three-year facility. The balance of long-term debt issued during the year was capital leases. Repayments consisted of the early redemption of $1.578 billion Canadian dollar Notes described earlier, and the June 16, 2005 redemption of convertible debentures not converted into Non-Voting Shares, of $17.9 million.

    -   In 2004, the redemption of all of the publicly held TELUS
        Communications Inc. Preference and Preferred Shares was completed in the third quarter for an outlay of $72.8 million.

    - In 2004, TELUS received $114.8 million from Verizon, part of the $148.1 million (US $125 million) received when the independent Directors of TELUS agreed to facilitate the divestiture by Verizon of its entire 20.5% equity interest in TELUS.

    - Long-term debt issues in 2004 were primarily bank facilities that were repaid. Debt redemptions in 2004 included $189.5 million of TELUS Communications Inc. Series A Debentures and $20 million of TELUS Communications Inc. Medium-term Notes.

    7.4 Liquidity and capital resource measures

    -------------------------------------------------------------------------
    Years ended December 31           2005        2004      Change
    -------------------------------------------------------------------------
    Components of debt and
     coverage ratios (1)
     ---------------------
    Net debt ($ millions)          5,794.4     6,477.7      (683.3)
    Total capitalization -
     book value ($ millions)      12,690.0    13,516.4      (826.4)

    EBITDA excluding
     restructuring
     ($ millions)                  3,349.2     3,143.2       206.0
    Net interest cost
     ($ millions)                    623.1       613.3        (9.8)

    Debt ratios
    ------------
    Fixed rate debt as a
     proportion of total
     indebtedness (%)                 97.6        93.2         4.4
    Average term to maturity
     of debt (years)                   5.4         5.4           -

    Net debt to total
     capitalization (%)(1)            45.7        47.9        (2.2)
    Net debt to EBITDA (1)             1.7         2.1        (0.4)

    Coverage ratios (1)
    -------------------
    Interest coverage on
     long-term debt                    2.5         2.3         0.2
    EBITDA interest coverage           5.4         5.1         0.3

    Other measures
    --------------
    Free cash flow
     ($ millions)(2)               1,465.5     1,297.3       168.2
    Dividend payout ratio
     (%)(1)                             56          51           5
    -------------------------------------------------------------------------

    (1) See Section 11.4 Definition of liquidity and capital resource measures.
    (2)  See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Net debt decreased at the end of 2005, when compared to 2004, due to early redemption of Notes and the conversion and redemption of convertible debentures in 2005, partly offset by the use of cash and temporary investments (cash is netted against debt for the purposes of this calculation). The proportion of fixed-rate debt increased when TELUS terminated swap agreements concurrent with the early redemption of Notes. Total capitalization also decreased for these reasons as well as a decrease in common equity due primarily to share repurchases under normal course issuer bids. The net debt to EBITDA ratio measured at December 31, 2005 improved significantly, when compared with one year earlier, as a result of debt reduction and an increase in 12-month trailing EBITDA excluding restructuring.
    Interest coverage on long-term debt improved because of increased income before interest and taxes, partly offset by higher interest expense. The EBITDA interest coverage ratio improved by 0.3 as a result of higher EBITDA excluding restructuring, and decreased by 0.1 due to higher interest. Free cash flow measure for 2005 increased, when compared with 2004, primarily because of improved EBITDA, lower payments under restructuring programs and higher interest received, partly offset by lower cash tax recoveries and higher interest paid. The dividend payout ratio for 2005 exceeded the target guideline of 45 to 55% of reported net earnings primarily as a result of the temporary expenses associated with the work stoppage and the loss on debt redemption. The dividend payout ratio for 2005, excluding these two items, was approximately 48%.
    Long-term guidelines for certain TELUS' liquidity measures, as defined in
Section 11.4 Definition of liquidity and capital resource measures, are:

    -   Net debt to total capitalization of 45 to 50%
    -   Net debt to EBITDA of 1.5:1 to 2.0:1
    -   Dividend payout ratio of 45 to 55% of sustainable net earnings.

    7.5 Credit facilities

    TELUS arranged new credit facilities in May 2005 to replace $1.6 billion of prior credit facilities. The prior 364-day facility, which was due to expire, and a term facility with three years remaining to maturity were replaced with a new three-year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position.

    TELUS had unutilized available liquidity in excess of $1.4 billion at December 31, 2005.

    -------------------------------------------------------------------------
    Credit Facilities                                           Outstanding
    At December 31, 2005                                      undrawn letters
    ($ in millions)              Expiry        Size     Drawn     of credit
    -------------------------------------------------------------------------
    Five-year revolving
     facility(1)               May 4, 2010     800.0         -             -
    Three-year revolving
     facility(1)               May 7, 2008     800.0     142.0         100.6
    Other bank facilities                -      74.0         -           7.3
    -------------------------------------------------------------------------
    Total                                -   1,674.0     142.0         107.9
    -------------------------------------------------------------------------

    (1) Canadian dollars or U.S. dollar equivalent.

    -------------------------------------------------------------------------

    TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at December 31, 2005) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.6:1 at December 31, 2005) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    7.6 Accounts receivable sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 15, 2006. The proceeds of securitized receivables increased from $150 million to $500 million on November 30, 2005. The balance of proceeds from securitized receivables was reduced on January 31, 2006 to $325 million.

    7.7 Credit ratings

    During 2005, each of the four credit rating agencies that cover TELUS increased their investment grade ratings for the Company's debt instruments. On June 27, Moody's Investors Services Inc. increased its rating for TELUS Corporation Notes from Baa3 with a positive outlook to Baa2 with a stable outlook. On September 27, Standard and Poors (S&P) raised its ratings for long-term corporate credit and senior unsecured debt of TELUS Corporation and TCI from BBB to BBB+, while revising the outlook to stable. On October 18, Fitch Ratings upgraded its long-term BBB ratings for TELUS and TCI to BBB+ with a stable outlook. On October 24, DBRS upgraded its BBB rating for TELUS Corporation Notes and its BBB (high) ratings for TCI to BBB (high) and
A (low), respectively, while the trend was revised to stable.
    TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of BBB+ to A-, or the equivalent.

    -------------------------------------------------------------------------
    Credit rating summary            DBRS(1)     S&P(1)  Moody's(1)  Fitch(1)
    -------------------------------------------------------------------------
    TELUS Corporation
      Senior bank debt                    -          -          -       BBB+
      Notes                       BBB (high)      BBB+       Baa2       BBB+

    TELUS Communications Inc.
      Debentures                     A (low)      BBB+          -       BBB+
      Medium-term Notes              A (low)      BBB+          -       BBB+
      First mortgage bonds           A (low)        A-          -          -
    -------------------------------------------------------------------------

    (1) Outlook or trend stable

    -------------------------------------------------------------------------

    7.8 Off-balance sheet arrangements, commitments and contingent liabilities

         Financial instruments

    The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring and workforce reduction accounts payable, dividends payable, short-term obligations, long-term debt, interest rate swap agreements, restricted stock unit compensation cost hedges, and foreign exchange hedges.
    The Company uses various financial instruments, the fair values of some which are not reflected on the balance sheets, to reduce or eliminate exposure to interest rate and foreign currency risks and to reduce or eliminate exposure to increases in the compensation cost arising from specified grants of restricted stock units. These instruments are accounted for on the same basis as the underlying exposure being hedged. The majority of these instruments, from a notional amount view, which were newly added during 2001, pertain to TELUS' U.S. dollar borrowing. Use of these instruments is subject to a policy, which requires that no derivative transaction be effected for the purpose of establishing a speculative or a levered position, and sets criteria for the credit worthiness of the transaction counterparties.
    Counterparties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the nonperformance of its counterparties, the Company considers the risk of this remote; if all counterparties were not to perform, the pre-tax effect would be limited to the value of any deferred hedging asset.

    Price risk - currency: The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity.
    The Company's foreign exchange risk management also includes the use of foreign currency forward contracts to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts on an exception basis only.
    As at December 31, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rates on U.S. $47.0 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the wireless segment.

    Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.
    The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:

    -------------------------------------------------------------------------
                                          As at                 As at
                                    December 31, 2005     December 31, 2004

                                   Carrying     Fair     Carrying     Fair
    ($ millions)                    amount      value     amount      value
    -------------------------------------------------------------------------
    Long-term debt
      Principal                     4,644.9    5,371.6    6,345.3    7,342.3
      Derivative financial
       instruments used to manage
       interest rate and currency
       risks associated with U.S.
       dollar denominated debt
       (Hedging item maximum
        maturity date: June 2011)   1,154.3    1,470.5    1,032.6    1,299.5
      Derivative financial
       instruments used to manage
       interest rate risk associated
       with Canadian dollar
       denominated debt                   -          -          -        1.3
    -------------------------------------------------------------------------
                                    5,799.2    6,842.1    7,377.9    8,643.1
    -------------------------------------------------------------------------

         Commitments and contingent liabilities

    The Company has $57.1 million in outstanding commitments for its restructuring programs as at December 31, 2005, of which $15.1 million relates to programs initiated prior to 2005. In addition, the Company disclosed in its targets for 2006 that it expected to record approximately $100 million of restructuring and employee reduction costs in 2006. See Forward-looking statements at the beginning of Management's discussion and analysis.
    In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at December 31, 2005 was $158.7 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's revenues. To the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an offsetting amount. For the year ended December 31, 2005, the Company drew down the deferral account by $50.5 million in respect of discounts on Competitor Digital Network services.
    The Company's known contractual obligations at December 31, 2005, are quantified in the following table.

    -------------------------------------------------------------------------
                    Long-term debt
                      maturities
                  -------------------
                                        Other
                  All except          long-term             Purchase
                   capital   Capital   liabil-   Operating   obliga-
    ($ millions)   leases    leases     ities     leases     tions    Total
    -------------------------------------------------------------------------
    2006               1.8       3.2      17.9     177.2     380.1     580.2
    2007           1,869.9       3.5      28.4     155.7     160.1   2,217.6
    2008             144.2       3.3      17.8     139.3     106.1     410.7
    2009               0.7       0.8      17.1     126.7      44.9     190.2
    2010              80.0       1.7      16.9     112.7      10.1     221.4
    Thereafter     3,716.5         -     140.1     476.7      34.6   4,367.9
    -------------------------------------------------------------------------
    Total          5,813.1      12.5     238.2   1,188.3     735.9   7,988.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2005, the Company has no liability recorded in respect of performance guarantees, and $0.5 million (December 31, 2004 - $1.0 million) recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at December 31, 2004, without regard for the likelihood of having to make such payment, were not significant.
    In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.
    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2005, the Company has no liability recorded in respect of indemnification obligations.
    A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items disclosed previously.

         Pay equity

    As a term of the settlement between TELUS Communications Inc. and the Telecommunications Workers Union (TWU) that resulted in the collective agreement effective November 20, 2005, and subject to acceptance by the Canadian Human Rights Commission of the settlement and closure of its file on this complaint, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new collective agreement and the TWU will withdraw and discontinue this complaint. On December 21, 2005, the TWU withdrew and discontinued this complaint. On January 10, 2006, the Canadian Human Rights Commission advised the Company that its investigator had recommended no further proceedings in this complaint; however, the Company is awaiting the Canadian Human Rights Commission's decision in this regard. Should the Canadian Human Rights Commission refuse consent or the complaint continue for any other reason and its ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    7.9  Outstanding share information

    The following is a summary of the outstanding shares for each class of equity at December 31, 2005 and at January 31, 2006. In addition, for
January 31, 2006, the total number of outstanding and issuable shares is presented, assuming full conversion of options. Issuable shares at January 31, 2006 include shares held in reserve, but not issued.

    -------------------------------------------------------------------------
    Class of equity security          Common       Non-Voting       Total
                                      Shares         Shares         Shares
    (millions of shares)            outstanding    outstanding   outstanding
    -------------------------------------------------------------------------
    At December 31, 2005
      Common equity - Common
       Shares outstanding              183.5              -          183.5
      Common equity - Non-Voting
       Shares outstanding                  -          166.6          166.6
                                   ----------     ----------     ----------
                                       183.5          166.6          350.1(1)
                                   ----------     ----------     ----------
    At January 31, 2006
      Common equity - Common
       Shares outstanding              183.5              -          183.5
      Common equity - Non-Voting
       Shares outstanding                  -          166.9          166.9
                                   ----------     ----------     ----------
                                       183.5          166.9          350.4
                                   ----------     ----------     ----------

    Outstanding and issuable
     shares(2) at January 31, 2006
      Common Shares and Non-Voting
       Shares outstanding              183.5          166.9          350.4
      Options                            1.5           21.8           23.3
                                   ----------     ----------     ----------
                                       185.0          188.7          373.7
                                   ----------     ----------     ----------
                                   ----------     ----------     ----------
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the fourth quarter of 2005, the number of shares was 358.1 million.
    (2) Assuming full conversion and ignoring exercise prices.

    -------------------------------------------------------------------------

    8.   Critical accounting estimates and accounting policy developments

    8.1  Critical accounting estimates

    TELUS' significant accounting policies are described in Note 1 of its annual Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In 2005, as a result of reaching a new five-year collective agreement with the TWU, the Company revised estimates that had been made over a period of years, resulting in a revision of accruals for payroll and other employee-related liabilities.

    8.2  Accounting policy developments

    Possibly, commencing with the Company's 2006 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants (CICA) for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company.
    Commencing with the Company's 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the amended recommendations.
    In early 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. During 2006, the Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. As this convergence initiative is very much in its infancy as of the date of these Consolidated financial statements, it would be premature to currently assess the impact of the initiative on the Company.

    9.   Looking forward to 2006

    The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis.

    9.1  Financial and operating targets for 2006

    The following targets for 2006 were announced to the public on December 16, 2005. The Company has a practice of reaffirming or adjusting annual guidance on a quarterly basis.

    -------------------------------------------------------------------------
                         Targets for 2006     Results for 2005       Change
    -------------------------------------------------------------------------
    Consolidated
      Revenues        $8.6 to $8.7 billion     $8.14 billion         6 to 7%
    -------------------------------------------------------------------------
      EBITDA(1)       $3.5 to $3.6 billion     $3.30 billion         6 to 9%
    -------------------------------------------------------------------------
      Earnings per
       share - basic      $2.40 to $2.60           $1.96           22 to 33%
    -------------------------------------------------------------------------
      Capital
       expenditures   $1.5 to $1.55 billion    $1.32 billion       14 to 17%
    -------------------------------------------------------------------------
      Free cash
       flow(2)       $1.55 to $1.65 billion    $1.47 billion        5 to 12%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Wireline segment
      Revenue
      (external)   $4.825 to $4.875 billion    $4.85 billion       (1) to 1%
    -------------------------------------------------------------------------
        Non-ILEC
         revenue     $650 to $700 million       $632 million        3 to 11%
    -------------------------------------------------------------------------
      EBITDA         $1.8 to $1.85 billion     $1.85 billion       (3) to 0%
    -------------------------------------------------------------------------
        Non-ILEC
         EBITDA        $25 to $40 million       $21 million        18 to 89%
    -------------------------------------------------------------------------
      Capital
       expenditures   $1.05 to $1.1 billion    $914 million        15 to 20%
    -------------------------------------------------------------------------
      High-speed
       Internet net
       additions        More than 100,000        73,400        More than 36%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Wireless segment
      Revenue
       (external)   $3.775 to $3.825 billion   $3.30 billion       14 to 17%
    -------------------------------------------------------------------------
      EBITDA          $1.7 to $1.75 billion    $1.44 billion       18 to 22%
    -------------------------------------------------------------------------
      Capital
       expenditures   Approx. $450 million     $405 million      Approx. 11%
    -------------------------------------------------------------------------
      Wireless
       subscriber net
       additions        More than 550,000        584,300      (6)% or better
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition, calculation and reconciliation of 2004 EBITDA.
    (2) See Section 11.2 Free cash flow for the definition, calculation and reconciliation of 2004 Free cash flow.

    -------------------------------------------------------------------------

    For the wireline segment, 2006 EBITDA is expected to be flat to a decline of $50 million, resulting from increased restructuring costs partially offset by continued operating efficiencies. Wireline revenue growth in the non-incumbent territory in Central Canada is expected to increase in the range of $18 million to $68 million in 2006, while targeting another strong increase in EBITDA.
    For the wireless segment, 2006 EBITDA is expected to increase by $260 to $310 million as a result of a 14 to 17% increase in revenues, continued economies of scale, cost containment and continued strong growth in wireless subscribers.
    The 22 to 33% growth rate for earnings per share is being generated not only by higher operating profitability, but also by lower financing costs as a consequence of reduced debt levels. The significant growth in earnings per share is despite expectations for higher restructuring costs in 2006. In addition, the 2005 earnings included 18 cents of positive impacts from the settlement of prior year tax matters, which are not projected to reoccur in 2006 to the same magnitude.

         Key assumptions and sensitivities for 2006 targets

    For 2006 target purposes, a number of assumptions were made including:

    - Economic growth consistent with recent provincial and national estimates by the Conference Board of Canada that were available in 2005, including gross domestic product growth of 3.1% in Canada
    -  Increased wireline competition in both business and consumer markets
    - A wireless industry market penetration gain similar to the approximately five percentage point gain in 2005
    - Approximately $100 million restructuring and workforce reduction expenses ($53.9 million in 2005)
    -  Effective tax rate of approximately 35%
    -  No prospective significant acquisitions or divestitures are reflected
    -  No change in foreign ownership rules
    -  Maintenance or improvement of investment-grade credit ratings.

    Earnings per share, cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares under the Normal Course Issuer Bid that was accepted by the Toronto Stock Exchange and commenced December 20, 2005. There is no assurance that these assumptions or the 2006 financial and operating targets and projections will turn out to be accurate.

    9.2  Financing plan for 2006

    TELUS has no significant amount of debt maturing in 2006. TELUS' financing plan is to use free cash flow generated by its business operations in 2006 to: (i) repurchase TELUS Common Shares and Non-Voting Shares under the Normal Course Issuer Bid; (ii) pay dividends; and (iii) retain cash-on-hand for corporate purposes. The balance of $142 million of utilized bank facilities was repaid on January 9, 2006. The balance of proceeds from securitized receivables was reduced by $175 million on January 31, 2006 to $325 million. The Company expects to increase and reduce the balance of proceeds from securitized receivables and use bank facilities, as needed, to meet any other cash requirements.
    TELUS also expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness and generally expects to maintain a minimum of $1 billion in unutilized liquidity. At the end of 2005, almost all of TELUS' total debt was borrowed on a fixed-rate basis.
    TELUS may also consider refinancing all or a portion of its Notes due
June 1, 2007 in advance of the regularly scheduled maturity date. These US dollar denominated liabilities were fully hedged into Canadian dollar liabilities at the time of issue and TELUS may also terminate or restructure these swap arrangements prior to maturity. Potential sources for the refinancing of these Notes may include retained cash from operations as well as public long-term debt and short-term debt such as commercial paper. For the related risk and risk management discussion, see Section 10.7 Financing and debt requirements.

    10.  Risks and risk management

    The following are significant updates to the risks and uncertainties described in TELUS' 2004 Annual Report and the first, second and third quarter interim 2005 Management's discussions and analysis.

    10.1 Regulatory

         Disposition of funds in the deferral accounts (Telecom Decision CRTC 2006-9)

    On February 16, 2006, the CRTC issued a long-awaited decision on the use of funds in the deferral account. In its decision, the CRTC determined that initiatives to expand broadband services to rural and remote communities and initiatives to improve accessibility to telecommunications services for individuals with disabilities are an appropriate use of funds for the ILEC deferral accounts. To the extent that the accumulated deferral account exceeds approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local non-high cost serving area residential customers. Finally, the CRTC indicated that prospectively no further amounts are to be added to the deferral account and are to be dealt with via prospective residential local rate reductions.
    Given the complexity of this decision and remaining outstanding issues, management is currently analyzing the decision to determine what overall impact it may have to TELUS.

         Extension of the price regulation regime (Telecom Decisions CRTC 2005-69 and CRTC 2005-70)

    In Decisions 2005-69 and 2005-70, the Commission extended the current price cap period, which was scheduled to end in May 2006 (July 2006 for TELUS Quebec), by one year so that it will now end on May 31, 2007 (July 2007 for TELUS Quebec). The CRTC intends to undertake a price regulation review in 2006. Leading up to the price regulation review, the CRTC is expected to issue decisions on local regulatory forbearance and the deferral account, which are expected to influence the price regulation review. The outcome of any regulatory reviews, proceedings and other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues in the future.

         Implementation of wireless number portability (WNP) - Telecom Decision CRTC 2005-72

    On December 20, 2005, the CRTC issued an implementation timetable for wireless number portability. The CRTC directed TELUS, Rogers Communications and Bell Canada to implement full number portability by March 14, 2007, in the provinces of B.C., Alberta, Ontario and Quebec wherever wireline local number portability is currently available. In other areas of the country where wireline number portability is currently available, including the cities of Regina and Saskatoon, TELUS, Rogers and Bell must implement porting-out by March 14, 2007, and porting-in no later than September 12, 2007. All other wireless carriers must implement porting-out where wireline number portability is currently available by the March 14, 2007 date, and porting-in after March 14, but before September 12, 2007. The implementation timetable in Decision 2005-72 is six months earlier than the implementation timetable proposed in an independent report from PricewaterhouseCoopers LLP. The PricewaterhouseCoopers report was commissioned by the Canadian Wireless Telecommunications Association (CWTA), of which TELUS is a member.
    TELUS will do its best to meet the required implementation timetable; however, there can be no guarantee of achieving full implementation by the dates set out in the CRTC decision, despite the Company's best intention to do so. Implementation of wireless number portability may result in significant implementation costs and administration costs, increased migration of network access lines to wireless services, increased wireless subscriber monthly churn, and additional wireless customer retention costs. TELUS believes that such risks will be reduced by the Company's Future Friendly initiatives, commitment to exceptional client service, a strong brand and superior wireline and wireless network quality.

    10.2 Human Resources

         The outcome of outstanding collective bargaining in TELUS Quebec may result in increased costs, reduced productivity or work disruptions

    Two collective agreements in the TELUS Quebec region are open for renewal negotiations in 2006. On December 31, 2005, the collective agreement between TELUS Quebec and the Syndicat Quebecois des employees de TELUS, covering approximately 993 office, clerical and technical and employees, expired. A second agreement, affecting approximately 523 professional and supervisory employees, between TELUS Quebec and the Syndicat des agents de maitrise de TELUS expires on March 31, 2006. There can be no assurance that the negotiated compensation expenses will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following these negotiations.

         Reliance on key personnel

    The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other key employees is intense in the communications industry. There can be no assurance that TELUS can retain its current key employees or attract and retain additional executive officers or key employees as needed. The loss of certain key employees, or deterioration in employee morale resulting from organizational changes, unresolved collective agreements or ongoing cost reductions could have an adverse impact upon TELUS' growth, business and profitability.
    Compensation at TELUS is designed to support its high performance culture and is both market driven and performance based. This includes medium and long-term performance incentives including variable incentive pay based on performance at an individual, business unit, and organizational level; stock options, Restricted Share Units (RSUs), and the TELUS Employee Share Plan; as well as a leading-edge benefits program which allows the tailoring of personal benefits plans to suit individual needs. Long-term performance incentives for certain key personnel include three-year vesting periods for options and RSUs. By ensuring TELUS' compensation remains competitive, TELUS is focusing on maintaining the ability to attract and retain key personnel.

    10.3 Business integration and internal reorganizations

    On November 24, 2005 TELUS Corporation announced the integration of the wireline and wireless segments of the business - formerly the TELUS Communications and TELUS Mobility segments - into a single operating structure. This integration incorporates TELUS' customer facing business units, technology infrastructure and operations and shared services. There is no assurance that this integration will provide the benefits and efficiencies that are planned and/or that there will not be significant difficulties in combining the two structures, which could result in a negative impact on operating and financial results.

    10.4 Process risks

         TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance

    TELUS continues to develop a new billing system for the wireline segment of our business, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and in itself presents implementation risks due to the complexity of the implementation task and resource constraints. TELUS plans to implement this project in phases, beginning with the implementation of consumer accounts in Alberta, currently scheduled in the first half of 2006, followed by implementation of consumer customer accounts in B.C. at a later date. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results.

    10.5 Manmade and natural threats

         Vandalism

    TELUS has a number of publicly situated physical assets ranging from public payphones to network and telephone switch centres that could be subjected to vandalism. Using such factors as the importance of the asset, the exposure risks and the potential costs incurred should the asset be damaged, TELUS has implemented an array of physical and electronic barriers, and controls and monitoring systems to protect its assets.
    As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its protection to meet changing risks. Although TELUS has thorough physical asset security planning processes, there can be no assurance that specific events will not impact TELUS operations and results.

    10.6 Litigation and legal matters

         TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan

    Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

         Ontario Court of Appeal ruling in 2005

    In June 2005, the Ontario Court of Appeal unanimously overturned a 2003 trial court decision and ruled that when TCI's predecessor BC TEL redeemed $125 million of Series AL Bonds in December 1997, it was in breach of a covenant contained in the deed of trust and mortgage under which the Bonds were issued. The Ontario Court of Appeal returned the case to the trial courts to determine damages and TELUS accrued an estimate of damages, which is included in financing costs for the second quarter of 2005. Should the assessed damages be significantly different than management's expectations, a material adjustment could be recorded in the Company's Statements of income. The Company sought leave to appeal to the Supreme Court of Canada, which was dismissed in January 2006. This ruling relates to a matter prior to the 1999 merger of BC TELECOM and TELUS Corporation (Alberta), and does not impact TELUS' current debt instruments.

         Bill 198

    On December 31, 2005 provisions announced by the Government of Ontario came into force, creating liability for misrepresentations by public companies in written disclosure and oral statements. These amendments also created liability for fraud and market manipulation.
    The amendments create a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS or a person with actual, implied or apparent authority to act or speak on behalf of TELUS releases a document or makes a public oral statement that contains a misrepresentation or TELUS fails to make timely disclosure of a material change.
    This new legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or in the case of an omission until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.
    TELUS has conducted a review of its disclosure practices and procedures and the extent to which they are documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations and operates a disclosure committee to review and determine material facts and changes for disclosure. However, there can be no assurance that TELUS' processes will be followed by all team members at all times.
    In December 2005, the Canadian Institute of Chartered Accountants recognized TELUS with the Award of Excellence for Best Corporate Governance Disclosure across all industry sectors. As well, in January 2006, IR Magazine Canada Awards 2006 recognized TELUS for having the best disclosure policy. The IR award was based on a survey of more than 550 institutional and retail investors in North America. TELUS' corporate disclosure policy is publicly available at telus.com/governance.

    10.7 Financing and debt requirements

         TELUS' business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

    TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank credit facility or through the issuance of debt or equity securities. Disruptions in the capital markets, increased bank capitalization regulations, reduced lending to the telecom sector, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available for investment grade corporate credits such as TELUS.
    In May 2005, TELUS entered into C$1.6 billion of new bank credit facilities, which will partially mitigate this risk. The new credit facilities consist of a C$800 million (or U.S. dollar equivalent) revolving three-year credit facility and a C$800 million (or U.S. dollar equivalent) five-year revolving credit facility.
    On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, entered into an agreement with an arm's-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As at December 31, 2005, TCI had received aggregate cash proceeds of $500 million. Under the program, TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service - currently A(low). In the event this rating is not maintained, the Company may be required to wind down the program prior to the June 2007 termination date of the agreement.
    TELUS' financial policies include a target net debt to EBITDA ratio of
1.5 to 2.0 times (1.7 times as at December 31, 2005) and a target net debt to total capitalization ratio of approximately 45 to 50% (45.7% as at December 31, 2005). TELUS thereby seeks to achieve, over time, debt credit ratings in the range of BBB+ to A-, or equivalent. Three of the four credit rating agencies that rate TELUS now have ratings that are in line with this target. A reduction in TELUS credit ratings could impact TELUS' cost of and access to capital. There can be no assurance that TELUS can maintain or improve current credit ratings.
    On December 16, 2005 TELUS announced a new Normal Course Issuer Bid
(NCIB) for 24 million shares. This follows the previous NCIB that expired on December 19, 2005 under which the Company purchased 21.8 million shares for $912.6 million. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS' financial policy, these intentions could constrain TELUS' ability to invest in its operations for future growth or to complete share repurchases.
    Quarterly, the TELUS Board reviews its dividend rate based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of sustainable net earnings. This review prompted a 37.5% increase in the quarterly dividend payout rate from 20 cents to 27.5 cents effective with the dividend paid on January 1, 2006. At the January 1, 2006 level of dividend and shares outstanding, this would total approximately $387 million in dividends in 2006.
    TELUS expects to generate material free cash flow in 2006, which would be available to, among other things, repurchase shares and pay dividends to shareholders. However, if actual results are different from TELUS' expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase a significant amount of shares, or pay dividends according to the target payout guideline.

    10.8 Technology

         Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

    The technology standards for broadband access over copper loops to customer premises are rapidly evolving. This evolution is enabling higher broadband access speeds and is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services that require greater bandwidth such as TV services. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access, and using faster modem technologies on the shortened copper loop.
    In 2005, TELUS began deploying ADSL2+, a second generation of asynchronous digital subscriber line (ADSL) technology that enables up to 15 megabits per second (Mbps) to the customer premises, compared with up to six Mbps for ADSL. ADSL2+ technology is compatible with ADSL and takes advantage of TELUS' investments in extended reach access (ERA) copper/fibre access infrastructure improvement programs. Looking forward, the technology for ADSL2+ bonding (using multiple pairs to multiply the available bandwidth) and VDSL2 (which can provide up to 45 Mbps on very short copper loops) is anticipated to be available in the second half of 2006.
    It is also anticipated that the first viable fibre to the home (FTTH) technology will emerge in the form of standards-based gigabit passive optical network (GPON) and may be available for deployment by the end of 2006, enabling 80 Mbps to the home. FTTH is one of several competing proposed FTTx standards (where x stands for home, curb, pedestal, or neighbourhood) in development that TELUS is actively monitoring. Fibre to the curb (FTTC), with an Ethernet connection to the premises, of up to 100 Mbps may be a more practical technology to deploy generally. TELUS will be trialing FTTx technologies in 2006.
    These evolving standards, along with new techniques for quality of service (QoS) and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access system. However, these technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently envisaged or planned.

    11. Reconciliation of non-GAAP measures and definition of key operating indicators

    11.1 Earnings before interest, taxes, depreciation and amortization
         (EBITDA)

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
    EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
    The following is a reconciliation of EBITDA with Net income and Operating income:

    -------------------------------------------------------------------------
                                     Quarters ended           Years ended
                                       December 31            December 31

    ($ millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    Net income                      78.5       135.6       700.3       565.8
      Other expense (income)         9.3         8.7        18.4         8.7
      Financing costs              171.7       152.8       623.1       613.3
      Income taxes                  58.8        50.4       322.0       255.1
      Non-controlling interest       2.9         1.6         7.8         4.6
    -------------------------------------------------------------------------
    Operating income               321.2       349.1     1,671.6     1,447.5
      Depreciation                 346.2       338.3     1,342.6     1,307.8
      Amortization of
       intangible assets            67.0        79.2       281.1       335.3
    -------------------------------------------------------------------------
    EBITDA                         734.4       766.6     3,295.3     3,090.6
    -------------------------------------------------------------------------

    In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments, which is used for comparison to the reported results for other telecommunications companies, and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:

    -------------------------------------------------------------------------
                                     Quarters ended           Years ended
                                       December 31            December 31

    ($ millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------

    EBITDA                         734.4       766.6     3,295.3     3,090.6
    Capital expenditures (Capex)  (374.1)     (343.4)   (1,319.0)   (1,319.0)
    -------------------------------------------------------------------------

    EBITDA less capital
     expenditures                  360.3       423.2     1,976.3     1,771.6
    -------------------------------------------------------------------------

    11.2 Free cash flow

    The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
    The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

    -------------------------------------------------------------------------
                                     Quarters ended           Years ended
                                       December 31            December 31

    ($ millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                    805.0       613.8     2,914.6     2,538.1
    Cash (used) by investing
     activities                   (375.7)     (342.8)   (1,355.2)   (1,299.5)
    -------------------------------------------------------------------------
                                   429.3       271.0     1,559.4     1,238.6

      Net employee defined benefit
       plans expense                (3.1)       (3.7)       (3.9)      (18.4)
      Employer contributions to
       employee defined benefit
       plans                        29.0        24.5       118.8       136.8
      Amortization of deferred
       gains on sale - leaseback
       of buildings, amortization
       of deferred charges and
       other operating activities,
       net                           9.2       (41.6)        5.3       (27.9)
      Payment received from
      Verizon Communications Inc.      -       (33.3)          -       (33.3)
      Reduction (increase) in
       securitized accounts
       receivable                 (350.0)          -      (350.0)      150.0
      Non-cash working capital
       changes except changes
       in taxes, interest and
       securitized accounts
       receivable, and other        (6.2)      (94.4)       99.7      (129.0)
      Acquisition                      -        12.2        29.4        12.2
      Proceeds from the sale of
       property and other assets    (1.0)      (17.7)       (4.5)      (35.9)
      Other investing activities     2.6         4.9        11.3         4.2
    -------------------------------------------------------------------------
    Free cash flow                 109.8       121.9     1,465.5     1,297.3
    -------------------------------------------------------------------------

    The following shows management's calculation of free cash flow.

    -------------------------------------------------------------------------
                                     Quarters ended           Years ended
                                       December 31            December 31

    ($ millions)                    2005        2004        2005        2004
    -------------------------------------------------------------------------
    EBITDA                         734.4       766.6     3,295.3     3,090.6

    Restructuring and workforce
     reduction costs,
     net of cash payments            5.4       (15.2)      (13.6)      (70.3)
    Share-based compensation         3.1         5.9        24.3        23.8
    Cash interest paid            (319.2)     (293.2)     (638.3)     (632.9)
    Cash interest received          12.9         4.0        47.3        27.3
    Income taxes received (paid)    47.3        (2.8)       69.5       194.6
    Capital expenditures (Capex)  (374.1)     (343.4)   (1,319.0)   (1,319.0)
    Investment tax credits
     received (reported in
     current or prior EBITDA or
     Capex, and in Income taxes
     received (paid)), and other       -           -           -       (16.8)
    -------------------------------------------------------------------------
    Free cash flow                 109.8       121.9     1,465.5     1,297.3
    -------------------------------------------------------------------------

    11.3 Definition of key operating indicators

    These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

    Churn, per month
    ----------------

    Calculated as the number of subscriber units disconnected during a given period, divided by the average number of subscriber units on the network during the period, expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

    Cost of acquisition (COA)
    -------------------------

    Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

    COA per gross subscriber addition
    ---------------------------------

    COA divided by gross subscriber activations during the period.

    Average revenue per subscriber unit, or ARPU
    --------------------------------------------

    Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

    Retention spend to Network revenue
    ----------------------------------

    Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

    EBITDA excluding COA
    --------------------

    A measure of operational profitability, normalized for the period costs of adding new customers.

    11.4 Definition of liquidity and capital resource measures

    Net debt
    --------

    Net debt is a non-GAAP measure, whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

    -------------------------------------------------------------------------
                                                             At December 31

    ($ millions)                                            2005        2004
    -------------------------------------------------------------------------
    Current maturities of long-term debt                     5.0         4.3
    Long-term debt                                       4,639.9     6,332.2
    -------------------------------------------------------------------------
                                                         4,644.9     6,336.5

    Deferred hedging liability                           1,158.1     1,037.7
    -------------------------------------------------------------------------
    Debt                                                 5,803.0     7,374.2
    Deduct Cash and temporary investments                   (8.6)     (896.5)
    -------------------------------------------------------------------------
    Net debt                                             5,794.4     6,477.7
    -------------------------------------------------------------------------

    The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

    Total capitalization
    --------------------

    Defined as Net debt plus Non-controlling interest and Shareholders' equity.

    Net debt to total capitalization
    --------------------------------

    Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

    EBITDA excluding restructuring
    ------------------------------

    EBITDA excluding restructuring is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $53.9 million and $52.6 million, respectively, for the years ended December 31, 2005 and 2004.

    Net debt to EBITDA
    ------------------

    Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' revised guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

    Net interest cost
    -----------------

    Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost.

    Interest coverage on long-term debt
    -----------------------------------

    Calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. Interest expense on long-term debt in 2005 includes losses on redemption of long-term debt and an accrual for estimated costs to settle a lawsuit.

    EBITDA interest coverage
    ------------------------

    Defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

    Dividend payout ratio
    ---------------------

    Defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis is 45 to 55% of sustainable net earnings.

    Funded debt
    -----------

    In general terms, borrowed funds less cash on hand, as defined in the Company's bank agreements.

______________________________________________________________________________

                              TELUS Corporation
                           NOTICE OF CASH DIVIDEND

    NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of twenty-seven and one half cents ($0.275) Canadian per share on the issued and outstanding Common shares and twenty-seven and one half cents ($0.275) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on April 1, 2006 to holders of record at the close of business on March 10, 2006.


    By order of the Board

    Audrey Ho
    Vice President, Legal Services and
    General Counsel and Corporate Secretary


    Vancouver, British Columbia
    February 15, 2006

    Contact: Investor Relations, (780) 493-7345, ir(at)telus.com
______________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary


______________________________________________________________________________

For further information:

  External Communications:                Investor Relations:
  Allison Vale,                           Robert Mitchell,
  (416) 629-6425,                         (416) 279-3219,
  allison.vale(at)telus.com               robert.mitchell2(at)telus.com